DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

06026878

S.E.C.
MAR 8 2006
1086

March 2, 2006

Shelley J. Dropkin
General Counsel
Corporate Governance
Citigroup Inc.
425 Park Avenue
New York, NY 10022

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/2/2006

Re: Citigroup Inc.
Incoming letter dated December 22, 2005

Dear Ms. Dropkin:

This is in response to your letters dated December 22, 2005 and February 10, 2006 concerning the shareholder proposal submitted to Citigroup by the AFSCME Employees Pension Plan. We also have received a letter from the proponent dated January 30, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
MAR 15 2006
THOMSON
FINANCIAL

Eric Finseth
Attorney-Adviser

Enclosures

cc: Charles J. Jurgonis
Plan Secretary
AFSCME
1625 L Street, NW
Washington, DC 20036

83 1001

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
New York, NY 10022
Tel (212) 793-7396
Fax (212) 793-7600
dropkins@citigroup.com

December 22, 2005

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted to Citigroup Inc. by The American Federation of State, County and Municipal Employees

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement (the "Proposal") submitted by The American Federation of State, County and Municipal Employees (the "Proponent"), for inclusion in the proxy materials to be furnished to stockholders by Citigroup Inc. in connection with its annual meeting of stockholders to be held on April 18, 2006 (the "Proxy Materials"). Also enclosed for filing are six copies of a statement outlining the reasons Citigroup Inc. deems the omission of the attached Proposal from the Proxy Materials to be proper pursuant to Rule 14a-8(i)(1), Rule 14a-8(i)(2), Rule 14a-8(i)(6) and Rule 14a-8(i)(8) promulgated under the Exchange Act, and six copies of an opinion of Morris, Nichols, Arsht & Tunnell as to certain matters of Delaware law.

Rule 14a-8(i)(1) provides that a proposal may be omitted if it "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization."

Rule 14a-8(i)(2) provides that a proposal may be omitted if it would, if implemented, "cause the company to violate any state . . . law to which it is subject."

Rule 14a-8(i)(6) provides that a proposal may be omitted if "the company would lack the power or authority to implement the proposal."

Rule 14a-8(i)(8) provides that a proposal may be omitted if it "relates to an election for membership on the company's board of directors."

By copy of this letter and the enclosed material, Citigroup Inc. is notifying the Proponent of Citigroup Inc.'s intention to omit the Proposal from the Proxy Materials. Citigroup Inc. currently plans to file its definitive Proxy Materials with the Securities and Exchange Commission on or about March 14, 2006.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,

Shelley J. Dropkin
General Counsel, Corporate Governance

cc: Charles Jurgonis
The American Federation of State, County and Municipal Employees

Encls.

STATEMENT OF INTENT TO OMIT STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citigroup" or the "Company"), intends to omit the stockholder proposal and supporting statement (the "Proposal"), a copy of which is attached hereto as Exhibit A, submitted by The American Federation of State, County and Municipal Employees (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on April 18, 2006.

The Proposal urges the board of directors of the Company (the "Board") to adopt a provision in the bylaws of the Company (the "Bylaws") that would require the Company to reimburse the "reasonable expenses, including but not limited to legal, advertising, solicitation, printing and mailing costs" that are incurred by a stockholder or group of stockholders (in each case, a "Nominator") who presents candidates for election in contests in which "the election of fewer than 50% of the directors to be elected is contested." The Proposal would require reimbursement of (a) all reasonable expenses incurred by the Nominator if any of the Nominator's nominees are elected to the Board and (b) a percentage of the Nominator's reasonable expenses, determined by dividing the highest number of votes received by one of the Nominator's nominees by the votes received by the elected nominee who received the fewest votes in favor of election (the "Reimbursable Percentage"), if (i) none of the Nominator's nominees are elected to the Board but (ii) the Nominator would be entitled to reimbursement for 30% or more of the Nominator's expenses based on the Reimbursable Percentage. The Proposal would not apply if stockholders are entitled to cumulate their votes to elect directors and would apply only to elections held after the bylaw described in the Proposal is adopted.

It is Citigroup's belief that the Proposal may be omitted pursuant to Rule 14a-8(i)(8), Rule 14a-8(i)(2), Rule 14a-8(i)(1) and Rule 14a-8(i)(6) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Rule 14a-8(i)(8) provides that a proposal may be omitted if it "relates to an election for membership on the company's board of directors." Rule 14a-8(i)(2) provides that a proposal may be omitted if it would "cause the company to violate any state . . . law to which it is subject" if the proposal were implemented. Rule 14a-8(i)(1) provides that a proposal may be omitted if it "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Rule 14a-8(i)(6) provides that a proposal may be omitted if "the company would lack the power or authority to implement the proposal."

THE PROPOSAL MAY BE OMITTED PURSUANT TO RULE 14a-8(i)(8) BECAUSE IT RELATES TO AN ELECTION FOR MEMBERSHIP ON THE COMPANY'S BOARD OF DIRECTORS.

By forcing the Company to reimburse expenses incurred by stockholders conducting proxy contests, the Proposal clearly "relates to an election for membership" on the Company's Board. Even though the Proposal would, if adopted, apply only prospectively to future director elections, the stated purpose of the Proposal, to encourage contested elections, presents exactly the type of stockholder proposal that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") has indicated may be omitted

pursuant to Rule 14a-8(i)(8). The SEC has stated that the "principal purpose of [paragraph (c)(8) (renumbered (i)(8))] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since the proxy rules, including [then existing] Rule 14a-11,[1] are applicable thereto." Release No. 34-12598 (July 7, 1976). As evidenced by the Supporting Statement to the Proposal, the Proponent seeks to use the proposed mandatory reimbursement scheme to counter the "scarcity" of contested elections, and therefore seeks to impermissibly effect director election reform through the Company's proxy statement in violation of Rule 14a-8(i)(8).

The Proposal is nothing more than an attempt by the Proponent to elude the Staff's consistent position that it will not recommend enforcement action if companies exclude stockholder proposals seeking adoption of a bylaw requiring the inclusion of stockholder nominees in a company's proxy statement. See, e.g., Alaska Air Group, Inc. (publicly available Feb. 18, 2004) (finding a basis to exclude a proposal that the board amend the bylaws to permit stockholders owning, for at least one year, $2,000 worth of company stock to include information on such stockholders' nominees in the company proxy statement); American International Group, Inc. (publicly available Feb. 14, 2005) (finding a basis to exclude a proposal to amend the company bylaws to include in the company proxy materials information regarding a director candidate nominated by a stockholder who beneficially owns, for at least one year, 3% or more of the company's common stock outstanding); see also The Walt Disney Company (on reconsideration) (publicly available Dec. 28, 2004) (finding a basis to exclude a proposal asking that the company become subject to proposed Rule 14a-11). In fact, just two years ago, the Staff permitted the Company to exclude from its proxy materials for the 2003 Annual Meeting a prior proposal presented by the Proponent that would have required the Company to amend its Bylaws to obligate the Company to include, in its proxy statements, information on candidates nominated for election by stockholders owning, for at least one year, 3% or more of the Company common stock outstanding. Citigroup Inc. (publicly available Jan. 31, 2003). The Staff decided not to recommend enforcement action if the Company excluded that proposal in reliance on Rule 14a-8(i)(8) because "rather than establishing procedures for nomination or qualification generally," it "would establish a procedure that may result in contested elections of directors." Id. The mandatory reimbursement scheme described in the Proposal would similarly establish a repayment procedure for proxy solicitation expenses that may result in contested elections. Indeed, the Proponent endorses the Proposal precisely because, as suggested in the Supporting Statement to the Proposal, contested elections will create a "meaningful threat of director replacement." It makes absolutely no difference that the Company funds used to finance proxy contests would be presented in the form of direct reimbursements rather than only providing access to the Company proxy materials.

Permitting use of company funds for the full panoply of "legal, advertising, solicitation, printing and mailing costs" of a solicitation is far more likely to lead to a contested election than the so-called stockholder access proposals, which employ company funds only insofar as a

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1 Effective January 24, 2000, the SEC reserved Rule 14a-11 and expanded Rule 14a-12 to include the subject matter covered by Rule 14a-11 prior to that amendment. Release No. 34-42055 (Oct. 26, 1999).

stockholder nominee would appear in a company's proxy statement. If adopted, the Proposal could drastically increase the frequency of contested elections by offering multiple insurgents the possibility of simultaneous company subsidies for their efforts, and guaranteeing reimbursement if a stockholder successfully elects a director to the Board or comes close. The Proponent simply cannot impose this type of election reform on the Company pursuant to Rule 14a-8. Rather, by declining to recommend enforcement actions against companies omitting stockholder access proposals, the Staff has indicated that reforms in director elections must be addressed through changes to the proxy solicitation rules rather than by the backdoor through Rule 14a-8. See General Motors Corporation (publicly available Feb. 28, 2005) (indicating that the Staff will no longer take the position that a proposal providing that a company become subject to proposed Rule 14a-11 is immune from exclusion pursuant to Rule 14a-8(i)(8), and finding a basis to exclude such a proposal as relating to an election of directors). The SEC's careful consideration of proposed Rule 14a-11, see Release No. 34-48626 (Oct. 17, 2003), and its recent announcement that it will consider internet access to proxy materials as a possible means to decrease the costs of solicitations, see Release No. 34-52926 (Dec. 8, 2005), indicate that the needs of the stockholder electorate are being addressed, and interested constituencies are carefully considering the consequences of each alternative.

The Proponent cannot use Rule 14a-8 as a vehicle to rush into a reimbursement scheme that will force the Company to finance wasteful contests that may be initiated solely to advance a stockholder's personal interests. As the SEC recognized with respect to stockholder access to company proxy materials, such reforms may facilitate "shareholder communications" and strengthen "shareholder control" over directors, but also can increase the frequency of proxy contests, presenting the "danger" that such measures "will encourage the harassment of management and the waste of corporate assets and render issuers' proxy statements unintelligible." See SEC, Staff Report on Corporate Accountability: A Re-examination of Rules Relating to Shareholder Communications, Shareholder Participation in the Corporate Electoral Process and Corporate Governance Generally, Senate Comm. on Banking, Hous. & Urban Affairs, 96th Cong., 2d Sess. 98-127 (Comm. Print 1980). The reimbursement scheme envisioned by the Proposal would similarly encourage the "harassment of management and waste of corporate assets" by opening the corporate treasury for any stockholder who meets the result-oriented test set forth in the Proposal. Rule 14a-8 is not the proper vehicle for this type of director election reform.

THE PROPOSAL MAY BE OMITTED PURSUANT TO RULE 14a-8(i)(2) BECAUSE, IF IMPLEMENTED, IT WOULD CAUSE THE COMPANY TO VIOLATE DELAWARE LAW.

Rule 14a-8(i)(2) permits the omission of a stockholder proposal if the proposal, if implemented, would "cause the company to violate any state, federal or foreign law to which it is subject." As more fully discussed in the opinion of the Delaware law firm of Morris, Nichols, Arsht & Tunnell (the "Opinion") attached hereto as Exhibit B, the bylaw described in the Proposal, if implemented, would incorporate in the Company's Bylaws a provision that would violate the Delaware law that governs when a corporation may pay the solicitation expenses of a proxy contestant in a director election.

Under Delaware law, a corporation cannot pay proxy solicitation expenses, either for Company nominees or stockholder nominees, unless (a) the expenditures are reasonable and (b) the proxy contest involves "substantial questions of policy as distinguished from inconsequential matters and personnel of management . . . ." Hand v. Missouri-Kansas Pipe Line Co., 54 F.Supp. 649, 650 (D. Del. 1944) (summarizing the holding of Hall v. Trans-Lux Daylight Picture Screen Corp., 171 A. 226 (Del. Ch. 1934)). The decisions applying Delaware law to determine whether proxy solicitation expenses may be reimbursed have uniformally applied this policy requirement to determine whether a company should pay such expenses. See Trans-Lux, 171 A. at 228; Empire So. Gas Co. v. Gray, 46 A.2d 741, 744-45 (Del. Ch. 1946); Campbell v. Loew's, Inc., 134 A.2d 852, 864 (Del. Ch. 1957); Essential Enterprises Corp. v. Dorsey Corp., 1960 WL 56156 (Del. Ch. Dec. 15, 1960) at *2; Hibbert v. Hollywood Park, Inc., 457 A.2d 339, 344 (Del. 1983); Hand v. Missouri-Kansas Pipe Line, supra (applying Delaware law); Steinberg v. Adams, 90 F.Supp. 604, 607-608 (S.D.N.Y. 1950) (applying Delaware law); Levin v. Metro-Goldwyn-Mayer, Inc., 264 F.Supp. 797, 802 (S.D.N.Y. 1967) (applying Delaware law). Because the Proposal requires reimbursement of a stockholder's proxy solicitation expenses based on the results of the contest, without requiring any inquiry into whether the proxy contest would benefit all stockholders by informing them on matters of policy, the Proposal is inconsistent with Delaware law and would be invalid if adopted as part of the Company's Bylaws. 8 Del. C. § 109(b) (the bylaws may not contain provisions "inconsistent with law"); see also Brumley v. Jessup & Moore Paper Co., 77 A. 16, 19-20 (Del. 1910) (holding that a bylaw limiting the stockholders' common law right to inspect the company books and records was invalid).

The requirement imposed by Delaware law ensures that corporate funds are spent in proxy contests only if those expenditures are "in the interest of an intelligent exercise of judgment on the part of the stockholders upon policies to be pursued." Trans-Lux, 171 A. at 228. The Proposal would cause the Company to reimburse proxy contestants irrespective of any benefit conferred on all stockholders. The Delaware courts have made clear that corporate funds cannot be used to finance contests that advance the "purely personal enterprise" of the contestants, id. at 229, yet the Proposal provides no safeguard to prevent a stockholder from accessing the corporate treasury for such contests.

Furthermore, the Board cannot adopt the bylaw set forth in the Proposal because that could cause the directors to breach their fiduciary duties by abdicating their responsibility to determine whether a proxy contest implicates issues of corporate policy. The repayment of proxy expenses, like any corporate expenditure, must be approved by the Board, as the directors are empowered by the Delaware General Corporation Law (the "DGCL") to manage the business and affairs of the corporation. See 8 Del. C. § 141(a) ("The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation."); see also UIS, Inc. v. Walbro Corp., 1987 WL 18108 (Del. Ch. Oct. 6, 1987) at *2 (refusing to grant a temporary restraining order that would have prevented a corporation from expending corporate funds because the directors "are charged with deciding what is and what is not a prudent or attractive investment opportunity" for the company). Moreover, the decision to fund a proxy contest also implicates the responsibilities, imposed by the DGCL, that directors conduct the annual meeting of stockholders and director elections. See, e.g., 8 Del. C. §§ 211(a) (directors set the time and place for the annual meeting); 213(a) (directors set the record date to

determine the stockholders of record who are entitled to notice of, and to vote upon issues presented at, the annual meeting). As the Opinion notes, the directors play the defining role in determining whether proxy expenses should be reimbursed, because the directors, as fiduciaries, must make a determination whether the proxy contest at issue involves matters of corporate policy. And, as a function of this responsibility, the directors owe the Company a fiduciary duty to make a disinterested and good faith determination that reimbursing solicitation expenses advances the best interests of the Company rather than the interests of only the stockholders who instigated the campaign. See Heineman v. Datapoint Corp., 611 A.2d 950, 953 (Del. 1992) (stating that successful insurgents who were elected to the board would be required to prove that their decision to order the company to reimburse their solicitation expenses was entirely fair to the company unless additional facts were adduced that otherwise justified reimbursement).

The Proposal violates Delaware law by asking the Board to abdicate this responsibility to determine whether reimbursement is appropriate by enacting a bylaw that would mandate repayment regardless of the purposes of a proxy contest. The Board cannot abdicate this duty without violating Delaware law. See Quickturn Design Sys. Inc. v. Shapiro, 721 A.2d 1281, 1292 (Del. 1998) (invalidating a contract provision that would have prevented newly elected directors from redeeming or terminating a stockholder rights plan during their first six months in office because that provision "tends to limit in a substantial way the freedom of [newly elected] directors' decisions on management policy") (quoting Paramount Communications, Inc. v. QVC Network, Inc., 637 A.2d 34, 51 (Del. 1994)).

THE PROPOSAL MAY BE OMITTED PURSUANT TO RULE 14a-8(i)(1) BECAUSE IT IS NOT A PROPER SUBJECT FOR ACTION BY STOCKHOLDERS UNDER DELAWARE LAW.

Rule 14a-8(i)(1) permits the omission of a stockholder proposal if "the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." As noted above, the Proposal would force the Company to reimburse proxy expenditures without making the policy inquiry required by Delaware law. Moreover, the Proposal seeks the adoption of a bylaw that would cause the Board to abdicate its managerial authority, and accompanying fiduciary duties, to determine that such proxy solicitation reimbursement is in the best interests of the Company. Accordingly, because the Proposal would, if implemented, cause the Company to violate Delaware law, as set forth above, it is not a proper subject for stockholder action under Delaware law and may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(1).

We recognize that the Proponent has cast the Proposal in precatory terms, and that the Staff has indicated that proposals that only request director action are not necessarily excludable pursuant to Rule 14a-8(i)(1) where the same proposal would be excluded if presented as a binding proposal. However, the Proposal is not a proper subject for stockholder action even though it is cast in precatory terms. In the note to Rule 14a-8(i)(1), the SEC has in fact stated that framing a proposal as precatory will not safeguard all proposals from exclusion on a Rule 14a-8(i)(1) basis: "In our experience, most proposals that are cast as recommendations or requests that the board of directors take action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise." 17. C.F.R. § 240.14a-8(i)(1) Note (emphasis added).

Using a precatory format will save a proposal from exclusion on this basis only if the action that the Proposal urges the directors to take is in fact a proper matter for director action. Because the Proposal would violate Delaware law regardless of whether the bylaw described in the Proposal is adopted by the Company stockholders or the Board, it is excludable pursuant to Rule 14a-8(i)(1) because the Board is not permitted to take the action requested in the Proposal. We note that the Staff reached this very conclusion in its letter to Pennzoil Corporation, in which the Staff stated that it would not recommend enforcement action against Pennzoil for excluding a precatory proposal that asked the directors to adopt a bylaw that could be amended only by the stockholders. Pennzoil Corporation (publicly available Mar. 22, 1993). The Staff agreed that such a precatory proposal did "not appear to be a proper subject for shareholder action under state law" because "there is a substantial question as to whether, under Delaware law, the directors may adopt a by-law provision that specifies that it may be amended only by shareholders." Id. The Staff has also indicated that it will not recommend enforcement action if a company excludes a precatory proposal, pursuant to Rule 14a-8(i)(2) if the recommended action would violate state law. See MeadWestvaco Corporation, (publicly available Feb. 27, 2005) (finding a basis for excluding a proposal "recommending" that the company adopt a bylaw containing a per capita voting standard that, if adopted, would violate state law). Similarly, the Proposal must be excluded because, as noted in the Opinion, Delaware law does not permit the Board to adopt a bylaw that would provide for the reimbursement scheme the Proponent wishes to impose on the Company.

THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(6) BECAUSE THE COMPANY MAY LACK THE POWER TO IMPLEMENT THE PROPOSAL.

Rule 14a-8(i)(6) permits the omission of a stockholder proposal if the Company would "lack the power or authority to implement the Proposal." The mandatory reimbursement of stockholder nominees, which would be provided to stockholders irrespective of whether any benefit is conferred on the Company, may constitute corporate waste because the Company will not receive a benefit in return for committing corporate funds, in advance, to reimburse stockholder proxy solicitation expenses. See Orloff v. Shulman, 2005 WL 3272355 (Del. Ch. Nov. 23, 2005) at *11 (stating that corporate waste occurs where "the consideration received by the corporation was so inadequate that no person of ordinary sound business judgment would deem it worth that which the corporation paid") (citations omitted); Michelson v. Duncan, 407 A.2d 211, 217 (Del. 1979) ("The essence of a claim of waste of corporate assets is the diversion of corporate assets for improper or unnecessary purposes."). One group of commentators has even suggested that, unless proxy solicitation expenses are reimbursed to advance a proper corporate purpose, the expenditures are "ultra vires, and therefore invalid." R. Thomas & C. Dixon, ARANOW & EINHORN ON PROXY CONTESTS FOR CORPORATE CONTROL (hereinafter "ARANOW & EINHORN," § 21.03 at 21-10 (3d. ed. 1999) (citing New York law, and referring specifically to the reimbursement of expenses for incumbent nominees).

If the Proposal is indeed an act of corporate waste, the Proposal would need to be ratified by the unanimous vote of stockholders in order to safeguard the decision from stockholder claims seeking damages against the Board for committing waste. See In re The Walt Disney Company Deriv. Litig., 2004 WL 2050138 (Del. Ch. Sep. 10, 2004) at *7 (noting that if a transaction constitutes corporate waste, ratification by "anything less than a unanimous shareholder vote" will not protect the transaction and its participants). Michelson, 407 A.2d at

224 (stating that "non-unanimous shareholder approval cannot cure an act of waste of corporate assets"). Because the Company's stock is listed on the New York Stock Exchange and is held by approximately 2.3 million record, beneficial and employee plan participant holders of record, it would be impossible for the Company to obtain unanimous consent to adoption of the Proposal. Accordingly, there is a significant risk that the Company lacks the power to implement the Proposal and that its adoption would place the directors at risk of stockholder claims for damages for committing waste, since a unanimous stockholder vote is realistically unattainable.

We note that the Staff has, on at least one occasion, suggested that it would permit exclusion of a proposal very similar to the Proponent's Proposal based on an opinion that a mandatory payment scheme for solicitation expenses proposed by a stockholder of a Maryland corporation would violate Maryland law and was not a proper subject for stockholder action. In a letter regarding Emerging Markets Infrastructure Fund, Inc., the company sought to exclude a proposal that would have required the company to bear the proxy solicitation expenses incurred for candidates nominated by persons beneficially owning at least 25,000 shares of the company stock. Emerging Markets Infrastructure Fund, Inc., (publicly available Mar. 23, 1999). The company submitted an opinion of Maryland counsel that the proposal was contrary to Maryland law, and was not a proper matter for stockholder action. Importantly, Maryland counsel substantially relied on Delaware law and New York law (which employs a policy test similar to Delaware law), to conclude that the mandatory payment scheme was not a proper subject for stockholder action under Maryland law because it would provide for the payment of proxy solicitation expenses without board approval, and could lead to the "potential misuse of corporate funds." The company also argued that the proposal "may amount to corporate waste" and therefore might require unanimous stockholder approval to adopt the proposal. Based on Rule 14a-8(i)(2), Rule 14a-8(i)(1) and Rule 14a-8(i)(6), the Staff stated that the proposal could be included in the company proxy materials only if it was rephrased as "a recommendation or request that the [company] . . . consider bearing the reasonable proxy solicitation expenses" of stockholder nominees. (emphasis added). The Staff must have recognized the important distinction under Maryland law, and therefore, by implication, under the Delaware law policy test upon which the Maryland legal opinion relied, that a company may pay proxy solicitation expenses only if the directors have determined that matters of corporate policy are at issue in the proxy contest. The mandatory reimbursement scheme envisioned by the Proposal similarly deprives the Board of the discretion to determine whether proxy solicitation expenses should be reimbursed because the proxy contest involves matters of corporate policy, and the Proposal should therefore be excluded under the Rule 14a-8(i)(2), Rule 14a-8(i)(1) and Rule 14a-8(i)(6) bases recognized in the letter to The Emerging Markets Infrastructure Fund.

CONCLUSION

For the foregoing reasons, the Company believes the Proposal may be omitted pursuant to Rule 14a-8(i)(8), Rule 14a-8(i)(2), Rule 14a-8(i)(1) and Rule 14a-8(i)(6).

Exhibit A

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036

EMPLOYEES PENSION PLAN

Pension Committee
GERALD W. McENTEE
WILLIAM LUCY
EDWARD J. KELLER
KATHY J. SACKMAN
HENRY C. SCHEFF

November 14, 2005

VIA Overnight Mail and Telecopier (212) 793-3946

Citigroup Inc.
399 Park Avenue
New York, NY 10043
Attention: Michael S. Helfer, General Counsel and Corporate Secretary

Dear Mr. Helfer:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2005 proxy statement of Citigroup Inc. (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2006 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of shares of voting common stock (the "Shares") of the Company in excess of $2,000, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which Annual Meeting is held. A copy of our proof of ownership will be forthcoming within seven days

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Charles Jurgonis at (202) 429-1007.

Sincerely,

GERALD W. McENTEE
Chairman

Enclosure

RECEIVED

NOV 28 2005

SHELLEY DROPKIN

RESOLVED, that stockholders of Citigroup, Inc. ("Citigroup") urge the board of directors (the "Board") to amend the bylaws to provide procedures for the reimbursement of the reasonable expenses, including but not limited to legal, advertising, solicitation, printing and mailing costs (collectively, "Expenses"), incurred by a stockholder or group of stockholders (in each case, a "Nominator") in a contested election of directors, provided that:

(a) the election of fewer than 50% of the directors to be elected is contested;

(b) the amount of the reimbursement shall not exceed the amount determined by the following formula: (i) if any candidate nominated by the Nominator is elected to the Board, 100% of the Nominator's Expenses shall be reimbursed; (ii) if no such candidate is elected, the Reimbursable Percentage shall be determined by (A) dividing the highest number of votes received by an unelected candidate nominated by the Nominator by the lowest number of votes received by an elected candidate, and (B) multiplying the Reimbursable Percentage by the Expenses; provided, however, that if the Reimbursable Percentage is less than 30%, no Expenses shall be reimbursed.

(c) the bylaw shall not apply if stockholders are permitted to cumulate their votes for directors; and

(d) the bylaw shall apply only to contested elections commenced after the bylaw's adoption.

SUPPORTING STATEMENT

In our opinion, the power of stockholders to elect directors is the most important mechanism for ensuring that corporations are managed in stockholders' interests. Under the law of Delaware, where Citigroup is incorporated, this power is supposed to act as a safety valve that justifies giving the board substantial discretion to manage the corporation's business and affairs.

The safety valve is ineffective, however, unless there is a meaningful threat of director replacement. We do not believe such a threat currently exists at most U.S. public companies, including Citigroup. Harvard Law School professor Lucian Bebchuk has estimated that there were only about 80 contested elections at U.S. public companies from 1996 through 2002 that did not seek to change control of the corporation.

The unavailability of reimbursement for director election campaign expenses for so-called "short slates"—slates of director candidates that would not comprise a majority of the board, if elected—contributes to the scarcity of such contests. (Because the board approves payment of such expenses, as a practical matter they are reimbursed only when a majority of directors have been elected in a contest.) This proposal would provide reimbursement for reasonable expenses incurred in successful short slate efforts--but not

contests aimed at ousting a majority or more of the board—with success defined as the election of at least one member of the short slate. The proposal would also provide proportional reimbursement for contests in which no short slate candidates were elected, but only if the most successful short slate candidate received at least 30% of the vote received by the elected director with the lowest number of "for" votes.

We urge stockholders to vote for this proposal.

MORRIS, NICHOLS, ARSHT & TUNNELL

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

December 21, 2005

Citigroup Inc.
399 Park Avenue
New York, NY 10043

Ladies and Gentlemen:

This is in response to your request for our opinion whether a stockholder proposal (the "Proposal") submitted to Citigroup Inc., a Delaware corporation (the "Company"), by the American Federation of State, County and Municipal Employees (the "Proponent"), may be omitted from the Company's proxy statement and form of proxy (the "Proxy Materials") for its 2006 Annual Meeting of Stockholders pursuant to Rule 14a-8(i)(1) or Rule 14a-8(i)(2) under the Securities Exchange Act of 1934.

I. The Proposal.

In the Proposal, the Proponent calls upon the board of directors of the Company (the "Board") to adopt a provision in the bylaws of the Company (the "Bylaws") requiring the Company to reimburse "reasonable expenses" incurred by a stockholder or group of stockholders (in each case, a "Nominator") who solicits votes for the election of one or more nominees for director in an election in which "fewer than 50% of the directors to be elected is contested." The Proposal would require reimbursement of (a) all reasonable expenses incurred by the Nominator if any of the Nominator's nominees are elected to the Board and (b) a percentage of the

Nominator's reasonable expenses, determined by dividing the highest number of votes received by one of the Nominator's nominees by the votes received by the elected nominee who received the fewest votes in favor of election (the "Reimbursable Percentage"), if (i) none of the Nominator's nominees are elected to the Board but (ii) the Nominator would be entitled to reimbursement for 30% or more of the Nominator's expenses based on the Reimbursable Percentage.[1] The Proposal would not apply if stockholders are entitled to cumulate their votes to

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1 The Proposal reads:

> RESOLVED, that stockholders of Citigroup, Inc. ("Citigroup") urge the board of directors (the "Board") to amend the bylaws to provide procedures for the reimbursement of the reasonable expenses, including but not limited to legal, advertising, solicitation, printing and mailing costs (collectively, "Expenses"), incurred by a stockholder or group of stockholders (in each case, a "Nominator") in a contested election of directors, provided that:
>
> (a) the election of fewer than 50% of the directors to be elected is contested;
>
> (b) the amount of the reimbursement shall not exceed the amount determined by the following formula: (i) if any candidate nominated by the Nominator is elected to the Board, 100% of the Nominator's Expenses shall be reimbursed; (ii) if no such candidate is elected, the Reimbursable Percentage shall be determined by (A) dividing the highest number of votes received by an unelected candidate nominated by the Nominator by the lowest number of votes received by an elected candidate, and (B) multiplying the Reimbursable Percentage by the Expenses; provided, however, that if the Reimbursable Percentage is less than 30%, no Expenses shall be reimbursed.
>
> (c) the bylaws shall not apply if stockholders are permitted to cumulate their votes for directors; and
>
> (d) the bylaws shall apply only to contested elections commenced after the bylaw's adoption.

elect directors[2] and would apply only to elections held after the bylaw described in the Proposal is adopted.

II. Summary.

The Proposal asks the Board to adopt a bylaw requiring the Company to reimburse a stockholder for the expenses he or she incurs in soliciting votes for a short slate of stockholder nominees for director so long as at least one of the nominees receives a minimal number of votes cast in favor of election. Under Delaware law, however, corporate funds cannot be used to pay any of a proxy contestant's expenses unless the directors determine, in accordance with their fiduciary duties, that the proxy contest involves issues of company policy and would therefore benefit *all* stockholders by informing their decision on the policy issues implicated by choosing one director candidate over another. Because the Proposal calls upon the Board to adopt a bylaw that ignores this requirement and that would obligate the Company to fund proxy contests that do not address Company policy, the Proposal would, if implemented, in our opinion, cause the Company to violate Delaware law, and should be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(2).[3] The basis for this opinion is set forth in Section III of this letter. In addition, because the Proposal would, if adopted, call upon the Board to adopt a bylaw that is contrary to Delaware law, it is also our opinion that the Proposal is not a proper subject for action by the stockholders of the Company and should be omitted from the Proxy

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2 The Restated Certificate of Incorporation of the Company does not afford the holders of Common Stock of the Company cumulative voting rights.

3 17 C.F.R. § 240.14a-8(i)(2) (permitting a company to exclude a proposal that would, if implemented, "cause the company to violate any state, federal, or foreign law to which it is subject").

Materials pursuant to Rule 14a-8(i)(1).[4] The basis for this opinion is set forth in Section IV of this letter.

III. The Proposal, If Adopted, Would Cause The Company To Violate Delaware Law.

A. The Proposal Would Establish An Automatic Reimbursement Scheme That Is Inconsistent With Delaware Law.

If adopted, the Proposal would require the Company to subsidize every proxy contest initiated by a stockholder who wishes to elect a short slate of candidates to the Board so long as a stockholder nominee receives a minimal number of votes in favor of his or her election and regardless of the objectives any stockholder might wish to advance in the contest. This mandatory reimbursement scheme is contrary to Delaware law, which permits the Company to reimburse "reasonable expenditures" in proxy contests only when "stockholders are called on to decide controversies over substantial questions of policy as distinguished from inconsequential matters and personnel of management . . . ." *Hand v. Missouri-Kansas Pipe Line Co.*, 54 F.Supp. 649, 650 (D. Del. 1944) (summarizing *Hall v. Trans-Lux Daylight Picture Screen Corp.*, 171 A. 226 (Del. Ch. 1934)). For over seventy years, courts applying Delaware law have applied this requirement to permit repayment of proxy solicitation expenses only when those expenditures inform stockholders on policy issues that will be decided in a proxy contest, and are therefore "in the interest of an intelligent exercise of judgment on the part of the stockholders upon policies to be pursued," rather than solely for the "personal interests" of persons seeking office. *See Trans-Lux,* 171 A. at 228; *Empire So. Gas Co. v. Gray*, 46 A.2d 741, 744-45 (Del. Ch. 1946); *Campbell v. Loew's, Inc.*, 134 A.2d 852, 864 (Del. Ch. 1957); *Essential Enterprises*

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4 17 C.F.R. § 240.14a-8(i)(1) (permitting a company to exclude a proposal that "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization").

Corp. v. Dorsey Corp., 1960 WL 56156 (Del. Ch. Dec. 15, 1960) at *2; *Hibbert v. Hollywood Park, Inc.*, 457 A.2d 339, 344 (Del. 1983); *Hand v. Missouri-Kansas Pipe Line Co.*, *supra* (applying Delaware law); *Steinberg v. Adams*, 90 F.Supp. 604, 607-608 (S.D.N.Y. 1950) (applying Delaware law); *Levin v. Metro-Goldwyn-Mayer, Inc.*, 264 F.Supp. 797, 802 (S.D.N.Y. 1967) (applying Delaware law). Because the Proposal would require the Company to subsidize short slate proxy contests initiated by stockholders, without any inquiry into whether corporate policy is at issue in the contest, the Proposal is inconsistent with Delaware law and would be invalid if adopted as part of the Bylaws. 8 *Del. C.* § 109(b) (the bylaws of a Delaware corporation cannot contain a provision "inconsistent with law"); *Brumley v. Jessup & Moore Paper Co.*, 77 A. 16, 19-20 (Del. 1910) (invalidating a bylaw that placed limits on the common law requirement (later codified by statute) that stockholders be provided access to the books and records of the corporation).

The mandatory reimbursement scheme envisioned by the Proposal would undermine the very purpose of the policy requirement applied by the courts, i.e., that the corporation's money should be spent on proxy contests only where it is possible to confer a benefit on all stockholders because policy issues are involved. *See Trans-Lux*, 171 A. at 228. Expenditure of company funds is permitted in proxy contests only because some question of corporate policy is presented through the choice among competing candidates:

> A question of policy which concerns very intimately the future of the corporate business may turn upon the particular personnel of the directors and officers. Indeed it often happens in practice as it necessarily must that questions of policy come up not as abstract propositions which are referred to the stockholders for a yes and no

> vote, but in the form of whether the directors who stand for the given policy shall be re-elected to office.[5]

Trans-Lux, 171 A. at 228. In cases where the courts applying Delaware law have either upheld or declined to enjoin the use of corporate funds for proxy solicitation expenses, the record pointed to clear disagreements between competing slates of director candidates over concrete policy issues, such as whether the corporation should approve a merger with another company (*see Trans-Lux*, 171 A. at 229; *Gray*, 46 A.2d at 745), pursue a plan of liquidation based on the terms offered by management (*see Hand*, 54 F.Supp. at 650), change its existing policy on paying dividends to stockholders (*see MGM*, 264 F.Supp. at 802 n.7), continue maintaining a suite of offices in a specific location (*see Gray*, 46 A.2d at 745) and hire full-time management and change the role of the director audit committee (*see Hibbert*, 457 A.2d at 340). *Compare Essential Enterprises Corp.*, 1960 WL 56156, at *2 (ordering former directors to repay the corporation for proxy solicitation expenses incurred to advance the "purely personal purpose" of those directors).

The Proposal ignores this policy requirement and assumes that stockholders may treat the corporate treasury as a personal account from which their proxy solicitation expenses can be paid. As explained below, stockholders are indeed free to nominate and vote for directors for any reason, including self-serving reasons, and in doing so are not constrained by the fiduciary duties that attach to directors. Stockholders are not entitled, however, to the reimbursement of expenses from the corporate treasury simply because they are stockholders. In

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5 The quoted language recognizes that, in practice, whenever incumbent directors are nominated for re-election or new director candidates are selected by a board of directors, policy issues concerning the board's stewardship of company assets are presented. But this is not necessarily the case with stockholder nominees who may seek election not to unseat any director but for purely personal reasons.

fact, the early Delaware law permitting the payment of proxy solicitation expenses could be interpreted as permitting reimbursement only for management candidates because only management owed a duty to apprise stockholders of all information necessary to cast an intelligent vote on company policies at issue in an election. *Trans-Lux*, 171 A. at 228. In the sole decision applying Delaware law that endorsed the repayment of an insurgent's expenses, the repayment was premised on a similar corporate benefit rationale, i.e., that stockholders other than the proxy contestants could benefit from the information on company policy disseminated by the insurgents in the proxy contest. *Steinberg*, 90 F.Supp. at 607-608 (stating "[I] see no reason why the stockholders should not be free to reimburse those whose expenditures succeeded in ridding a corporation of a policy frowned upon by a majority of the stockholders" and analogizing such reimbursement to a stockholder reimbursed for expenses incurred in bringing a derivative action "for the benefit of the corporation"). Moreover, the only authority addressing the reimbursement of a stockholder's proxy solicitation expenses upheld those company expenditures where both the board and the stockholders approved reimbursement, which suggests that, in those cases, the stockholders other than the proxy contestants recognized a benefit that should be compensated by the company. *Id.* ("[I]t seems permissible to me that [insurgent stockholders] . . . who advocate a contrary policy and succeed in securing approval from the stockholders should be able to receive reimbursement, at least where there is approval by both the board of directors and a majority of the stockholders."); *see also Rosenfeld v. Fairchild Engine & Airplane Corp.*, 128 N.E.2d 291, 293 (N.Y. 1955) (upholding

reimbursement of stockholder proxy solicitation expenses under New York law, where both the directors and the stockholders approved the reimbursement).[6]

Insofar as the Proposal may be based on an assumption that all proxy contests will benefit the Company we believe it is mistaken both in fact and in law. In reality, under most circumstances stockholders, as such, owe the corporation no duty to act in the best interests of the corporation. As the Delaware Supreme Court has noted, stockholders may exercise their voting rights to advance their personal interests, and "It is not objectionable that [stockholders'] . . . motives may be for personal profit, or determined by whim or caprice, so long as they violate no duty owed other shareholders." *Bershad v. Curtiss-Wright Corp.*, 535 A.2d 840, 845 (Del. 1987) (citations omitted). Accordingly, the Proposal would place no restraints on a stockholder proxy contestant's ability to spend the Company's money to pursue a campaign that advances only the "personal profit" or even indulges the whims of a single large stockholder or a faction of self-interested stockholders. Because the result-driven reimbursement scheme set forth in the Proposal would require the Company to reimburse stockholders for proxy contests pursued for purely personal reasons, the Proposal would, if adopted, violate Delaware law.

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6 We do not express any opinion on whether stockholder approval is required in order for the corporation to reimburse a stockholder for his or her proxy solicitation expenses, but we rely on these cases to demonstrate that the repayment contemplated by the Proposal is far different from the joint director and stockholder approval of such expenses in the case law. *Compare* R. Thomas & C. Dixon, ARANOW & EINHORN ON PROXY CONTESTS FOR CORPORATE CONTROL (hereinafter "ARANOW & EINHORN"), § 21.04 at 21-24 (3d. ed. 1999) ("The board of directors of the corporation must approve the reimbursement [of successful stockholder candidates] and their decision must be ratified by a majority of stockholders.") *with Johnson v. Tago, Inc.*, 188 Cal.App.3d 507, 514 (Cal. Ct. App. 1986) (stating, in *dicta*, that California law permits reimbursement of successful insurgents if the reimbursement is approved by either the directors or the stockholders).

B. The Proposal, If Adopted, Would Cause the Board to Breach Its Fiduciary Duties By Abdicating Its Responsibility To Determine Whether Proxy Solicitation Expenses Should Be Reimbursed.

The Proposal asks the Board not only to adopt a standard for reimbursing proxy solicitation expenses that is wholly inconsistent with Delaware law, but its implementation would also cause the Board to abdicate its fiduciary responsibility to determine whether insurgents should be reimbursed for such expenses. Section 141(a) of the Delaware General Corporation Law (the "DGCL") specifies that directors are vested with the authority to manage the business and affairs of the corporation. 8 *Del. C.* § 141(a) ("The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors . . . ."). More specifically, under Delaware law, it is the directors serving as fiduciaries who must determine whether reimbursing proxy solicitation expenses is in the best interests of the corporation and all of its stockholders. Accordingly, the Proposal, if adopted, would also violate Delaware law because, by adopting the bylaw described in the Proposal, the Board would abdicate its duty to determine whether the Company should reimburse a stockholder for his or her proxy solicitation expenses.

The directors' duty to determine whether to reimburse a stockholder for his or her proxy solicitation expenses is part of the directors' overarching obligation to determine how the assets of the company should be used. *See UIS, Inc. v. Walbro Corp.*, 1987 WL 18108 (Del. Ch. Oct. 6, 1987) at *2 (refusing to grant a temporary restraining order that would have prevented a corporation from expending corporate funds because the directors "are charged with deciding what is and what is not a prudent or attractive investment opportunity" for the company); *see also Hollinger Inc. v. Hollinger International, Inc.*, 858 A.2d 342, 387 (Del. Ch. 2004) (noting that even a controlling stockholder "must live with the informed . . . and good faith . . . business

decisions" of the directors in deciding whether to sell company assets). Moreover, the payment of expenses related to a proxy contest also implicates the central role of directors in directing the process of electing directors at the annual meeting. This primary role of directors is evidenced by their power to schedule the time and determine the place of annual meetings, 8 *Del. C.* § 211(a)(1), and to set the record date to determine the stockholders who are entitled to notice of, and the right to vote in, director elections, 8 *Del. C.* § 213(a). Directors must take all of these actions in accordance with their fiduciary duties, and therefore must focus their decisions on whether the course of action adopted will further the best interests of the corporation and all its stockholders. *Quickturn Design Sys. v. Shapiro*, 721 A.2d 1281, 1292 (Del. 1998) ("In discharging the statutory mandate of Section 141(a) [of the DGCL], the directors have a fiduciary duty to the corporation and its shareholders."); *In re The Walt Disney Company Deriv. Litig.*, 2005 WL 2056651 (Del. Ch. Aug. 9, 2005) at *35 (noting that directors owe a fiduciary duty to act in good faith, which requires an "honesty of purpose and a genuine care for the fiduciary's constituents") (internal quotations omitted).

The directors' fiduciary obligations to use corporate funds in the company's best interests is an important brake on the waste of corporate assets where the reimbursement of proxy solicitation expenses is concerned. Early in the development of the case law on this subject, the Delaware Court of Chancery recognized that the difference between a proxy contest predicated on issues of policy and contests employed solely for personal motives may be difficult to discern. *See Trans-Lux*, 171 A. at 229 ("It is impossible in many cases of intracorporate contests over directors, to sever questions of policy from those of persons. The two are often inextricably blended."). Accordingly, the director determination that a proxy contest involves matters of policy is essential to ensure that company funds are not being used solely to advance

the personal motives of the candidates or the stockholders who nominated them.[7] Because, unlike individual stockholders, the directors owe fiduciary duties to the corporation, the fulfillment of these duties should act to ensure that the directors arrive at a reasoned decision that repayment of proxy solicitation expenses will advance corporate policy. *Cf. Weinberger v. Bankston*, 1987 WL 20182 (Del. Ch. Nov. 19, 1987) (upholding directors' decision to pay proxy solicitation expenses to insurgent candidates where the court determined that the directors agreed to such payments in order to settle litigation between the company and the contestants to continue a course of company policy that had been threatened by the proxy contestant, who wanted to liquidate the company).

The Delaware Supreme Court's decision in *Heineman v. Datapoint Corp.* illustrates the very reason that director judgment on a case-by-case basis is necessary to determine whether proxy solicitation expenses should be reimbursed. 611 A.2d 950, 953 (Del.

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7 Because the courts will leave to the directors the power to determine whether a proxy contest involves issues of company policy, one group of commentators has stated that "the distinction between policy differences and mere control conflicts was as a practical matter obliterated" in application, and "the de facto practice, which has continued to date, is that an incumbent management may pay its expenses out of the corporate treasury during the course of a proxy contest, and, if the insurgents win, they too have the power to reimburse themselves from the corporate treasury." D. Drexler, L. Black, Jr. & A. G. Sparks, III, DELAWARE CORPORATION LAW AND PRACTICE, § 25.10[2] at 25-26. This observation does not apply to the Proposal, however, because the reimbursement scheme proposed would apply only in elections where fewer than half of the directorships are contested, and therefore such contests would not concern "control" of the Company. In addition, we note that this "de facto" practice prevails by virtue of the incumbents' or winning contestants' control of the board because, as directors, they have the power to determine that their expenditures furthered company policy, not because the policy requirement no longer applies under Delaware law. In addition, the directors must act in accordance with their fiduciary duties in deciding to order the company to pay their proxy solicitation expenses. *See Heineman v. Datapoint Corp.*, 611 A.2d 950, 953 (Del. 1992) (discussed below).

1992). In *Datapoint*, a group of stockholder candidates who were elected to the board allegedly voted to require the company to reimburse their proxy solicitation expenses. The Court noted that absent facts justifying the expenditure, the alleged reimbursement decision might have been a self-dealing transaction, in which case the directors would bear the burden of proving reimbursement was entirely fair to the corporation.[8] *Id.* at 953. Hence, given their fiduciary duties as directors, the successful stockholder contestants could not just reimburse themselves for their proxy expenses but had the added obligation to show that such reimbursement was in the company's best interests.

The Proposal would cause the Board to abdicate its managerial authority by enacting a bylaw that requires no reasoned, disinterested judgment whether a corporate policy is involved in a proxy contest to determine whether reimbursement of expenses is permissible. The bylaw envisioned by the Proposal would completely displace the Board's discretion, and thereby usurp director authority and put in its place a result-oriented reimbursement system that bears no relation to the policy determination required by Delaware law. Under analogous circumstances, the Delaware Supreme Court has held that a Delaware corporation cannot enter into a contract that would prevent a board from "*completely* discharging its fundamental management duties to the corporation." *Quickturn*, 721 A.2d at 1291 (invalidating a "delayed redemption provision" that, under certain circumstances, would have prevented newly elected directors from redeeming

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8 We note that the Delaware Supreme Court has overruled the part of the *Datapoint* decision that articulated the appellate court's standard of review for analyzing the Delaware Court of Chancery's determination whether a derivative complaint should be dismissed. *See Brehm v. Eisner*, 746 A.2d 244, 253 (Del. 2000). That later decision did not affect the Court's analysis of the reimbursement of proxy solicitation expenses in *Datapoint*.

a stockholder rights plan for a six-month period). Nor can a contract "limit in a substantial way the freedom of . . . directors' decisions on matters of management policy." *Id.* at 1292 (internal quotation omitted). This rule of law applies even if the provision at issue "limits the board of directors' authority in only one respect." *Id.* at 1291. Moreover, the Proposal is at odds with the Delaware courts' consistent holding that "To the extent a contract, or a provision thereof, purports to require a board to act or not act in such a fashion as to limit the exercise of fiduciary duties, it is invalid and unenforceable." *Paramount Communications, Inc. v. QVC Network, Inc.*, 637 A.2d 34, 51 (Del. 1994) (citation omitted).

The Proposal, if adopted, would preclude the Board from exercising its fiduciary duties to prevent the Company from reimbursing a proxy contestant for engaging in a wasteful contest even if the Board concluded that the contest was brought for no other reason than to advance the self interest or private agenda of one stockholder. Neither the DGCL nor the common law permits directors to abdicate this responsibility to spend corporate funds in a responsible fashion that benefits the corporation and *all* its stockholders by informing stockholders on issues of company policy.

IV. The Proposal Is Not A Proper Subject For Stockholder Action Under Delaware Law.

Because the Proposal, if implemented, would cause the Company to violate Delaware law, as explained in Section III of this opinion, we believe that it is not a proper subject for stockholder action and may also be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(1). We recognize that the Proposal is styled as a recommendation urging the Board to take action, but we do not believe the precatory form of the Proposal makes the proposed reimbursement scheme a proper subject for stockholder action because, although

phrased as a recommendation, the recommendation itself calls upon the Board to adopt an invalid bylaw.[9]

V. Conclusion.

The development of the DGCL and Delaware common law has produced a careful balance between the right of stockholders to use the franchise to replace incumbent directors and the power of directors, as fiduciaries, to see that the director election process is conducted in a fair manner that benefits all stockholders. There is no question that stockholders have the right to nominate any candidates of their choosing to replace directors with whom the stockholders are dissatisfied. The Delaware courts have demonstrated that they will zealously protect those nomination rights. *See Harrah's Entertainment, Inc. v. JCC Holding Co.*, 802 A.2d 294, 310-311 (Del. Ch. 2002) ("[D]elaware law recognizes that the right of shareholders to participate in the voting process includes the right to nominate an opposing slate. And, the unadorned right to cast a ballot in a contest for [corporate] office . . . is meaningless without the right to participate in selecting the contestants.") (internal quotation omitted). By selecting new directors, the

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9 We note that, in the past, the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission has found a basis to exclude precatory proposals as improper subjects for stockholder action where a proposal asks directors to take action that may be invalid under Delaware law. *See* Pennzoil Corporation (publicly available March 22, 1993) (concurring that there was a basis to exclude a precatory proposal, pursuant to the predecessor of Rule 14a-8(i)(1), where the proposal requested that the board adopt a bylaw that could be amended only by the stockholders because "there is a substantial question as to whether, under Delaware law, the directors may adopt a by-law provision that specifies that it may be amended only by shareholders"). The Staff has also indicated that it would not recommend enforcement action if a company excludes a precatory proposal pursuant to Rule 14a-8(i)(2) if the action recommended by the proposal would, if implemented, violate state law. *See* MeadWestvaco Corporation, (publicly available Feb. 27, 2005) (finding a basis for exclusion of a proposal "recommending" that the company adopt a bylaw containing a per capita voting standard that, if adopted, would violate Delaware law).

stockholders can exercise their voting rights to fundamentally alter the course of corporate affairs, *see Blasius Industries v. Atlas Corp.*, 564 A.2d 651, 659 (Del. Ch. 1988) (noting that, aside from selling their shares, the stockholders' only protection against perceived inadequate business performance is the right to vote to replace incumbent directors), and, perhaps most important to the stockholders, Delaware law permits stockholders to exercise their franchise in their own self-interest, without regard to the interests of any other stockholder or constituencies. *See Bershad, supra*.

Nevertheless, one of the costs of permitting stockholders to vote in their own self-interest is that stockholders may not access the corporate treasury to pursue those interests. Company funds may be used only to benefit the corporation, i.e., all stockholders, and not simply those who propose nominees for election as directors. The Board cannot abdicate its fiduciary duties by adopting a reimbursement scheme that is, presumably, based on the notion that proxy contests are, in-and-of-themselves, beneficial to the Company. Seven decades of Delaware decisional law indicates a contrary conclusion. Accordingly, a bylaw that would require the reimbursement of proxy solicitation expenses automatically and without any exercise of the directors' judgment concerning the propriety of reimbursement would not be valid under Delaware law and would not be a proper subject for stockholder action.

Very truly yours,

Morris, Nichols, Arsht & Tunnell

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

Pension Committee
GERALD W. McENTEE
WILLIAM LUCY
EDWARD J. KELLER
KATHY J. SACKMAN
HENRY C. SCHEFF

January 30, 2006

VIA HAND DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Stockholder proposal of AFSCME Employees Pension Plan; no-action request by Citigroup, Inc.

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the "Rule"), the AFSCME Employees Pension Plan (the "Plan") submitted to Citigroup, Inc. ("Citigroup" or the "Company") a stockholder proposal (the "Proposal") urging the board of directors to amend the Company's bylaws to provide procedures for the reimbursement of reasonable expenses—including legal, advertising, solicitation, printing and mailing costs (collectively, the "Expenses")--incurred by a stockholder or group of stockholders in connection with the nomination of one or more persons for election to Citigroup's board. The Proposal suggests that reimbursement be conditioned on obtaining a threshold level of stockholder support, relative to the support enjoyed by management's nominees, and that the percentage of Expenses reimbursed vary depending on the extent of such support.

In a letter dated December 22, 2005, Citigroup stated that it intends to omit the Proposal from its proxy materials being prepared for the 2006 annual meeting of stockholders and asked for the Staff's assurance that it would not recommend enforcement action if it did so. Citigroup argues that it is entitled to exclude the Proposal in reliance on (i) Rule 14a-8(i)(1), on the ground that the Proposal is not a proper subject for action by stockholders; (ii) Rule 14a-8(i)(2) because the Proposal would cause Citigroup to violate Delaware law; (iii) Rule 14a-8(i)(8), as relating to an election of directors; and (iv) Rule 14a-8(i)(6), as beyond Citigroup's power to implement. As discussed more fully below, Citigroup has not met its burden of showing it is entitled to rely on any of these four exclusions to omit the Proposal.

Delaware Law Permits Stockholders to Urge Companies to Adopt a Policy on Reimbursement of Stockholder Proxy Contest Expenses and Allows a Board to Adopt Such a Policy

Citigroup contends that the Proposal is not a proper subject for action by stockholders and that implementation of the Proposal would cause Citigroup to violate Delaware law. Citigroup relies on an opinion by Morris, Nichols, Arsht & Tunnell (the "Morris Nichols Opinion") asserting that:

- Delaware law permits companies to reimburse proxy contest expenses only when the contest concerns substantial questions of corporate policy.

- A bylaw like the one urged in the Proposal would constitute an impermissible abdication of the Citigroup board's fiduciary duties under Delaware law.

The attached opinion of Grant & Eisenhofer, P.A. (the "Grant & Eisenhofer Opinion") refutes both of those arguments. To summarize, the Grant & Eisenhofer Opinion states that:

- The cases cited in the Morris Nichols Opinion, to support its contention that reimbursement of proxy expenses is proper only if the contest involved corporate policy, dealt only with reimbursement of incumbent directors' contest expenses and thus implicated policy concerns over incumbents' unilateral abuse of the corporate treasury not present in the context of a stockholder-authorized standard for reimbursement of other stockholders' expenses like the one described in the Proposal.

- These older cases setting forth a "corporate policy" requirement for reimbursement have, in any event, have been subsumed by more recent case law applying a business judgment analysis to board decisions.

- Recent Delaware court decisions have squarely rejected the argument that a bylaw like the one requested in the Proposal would constitute an impermissible delegation of the directors' fiduciary duties and would impermissibly limit the board's managerial authority.

The Grant & Eisenhofer Opinion makes clear that Citigroup has not met its burden of proving that the subject matter of the Proposal is not a proper subject for stockholder action under Delaware law, or that implementation of the Proposal would cause Citigroup to violate Delaware law. Accordingly, Citigroup should not be permitted to omit the Proposal in reliance on Rule 14a-8(i)(1) or (i)(2).

The Proposal is Not Excludable as Relating to an Election of Directors

Rule 14a-8(i)(8) (the "Election Exclusion") allows omission of a proposal if it "relates to an election for membership on the company's board of directors or analogous governing body." The Election Exclusion does not elaborate on the meaning of "relates to."

A literal reading of the Election Exclusion as allowing omission of any proposal with a connection to director elections is not consistent with the Staff's determinations over the past several decades, which have declined to allow exclusion of proposals dealing with board declassification,

cumulative voting, director qualifications (including independence and stock ownership requirements), director term limits, mandatory director retirement ages, the appropriate vote threshold for director election and the nomination of two candidates for each open board seat. All of these proposals bear a substantial relationship to director elections.

The Plan is aware that the Staff has permitted registrants to exclude proposals seeking the establishment of a stockholder right of access to the company proxy statement for the purpose of nominating directors, on the basis that such proposals "would establish a procedure that may result in contested elections of directors." One such proposal was submitted by the Plan to Citigroup for consideration by stockholders at Citigroup's 2003 annual meeting of stockholders. The Staff allowed Citigroup to exclude the Proposal in reliance on the Election Exclusion, and the full Commission denied review of the Staff's determination.

The Plan has argued both to the Staff and Commission, as well as in litigation against American International Group over exclusion of a proxy access proposal, that this "contested elections" gloss on the Election Exclusion has no basis in the exclusion's text or history. The Plan believes that the most sensible interpretation of the Election Exclusion is that it prohibits shareholders from using Rule 14a-8 to nominate particular candidates or remove an incumbent director from the board, but does not allow exclusion of generic proposals that establish general ground rules for director elections.

Because any director election reform designed to increase accountability to stockholders could be characterized as likely to increase the number of contested elections, the potential scope of the "contested elections" carveout has no logical boundary. Companies could make non-frivolous arguments that declassified boards of directors are more likely to see contested elections than classified boards and that proposals seeking declassification are thus excludable under the Election Exclusion. In fact, Harvard's Lucian Bebchuk has published a study on the effectiveness of classified boards in deterring hostile takeovers. Surely cumulative voting, which gives minority stockholders increased voting clout in director elections, could be expected to increase the number of contested elections, making proposals urging the adoption of cumulative voting vulnerable to omission on this basis. Indeed, the attempt by Citigroup and a number of other registrants this season to convince the Staff to extend the "contested elections" gloss beyond the realm of stockholder proxy access proposals highlights the interpretive perils of this approach.

Further, Citigroup argues that the Proposal is excludable simply by virtue of the Plan's allegedly tainted motivation: "to elude the Staff's consistent position that it will not recommend enforcement action if companies exclude stockholder proposals seeking adoption of a bylaw requiring the inclusion of stockholder nominees in a company's proxy statement." The Plan knows of no authority (and Citigroup cites none) for the proposition that a proposal is excludable because it was submitted by a stockholder whose proposal three years earlier on a somewhat similar subject was deemed excludable by the Staff.

The Plan does not deny—nor need it—that both the Proposal and the excluded 2003 proxy access proposal were designed to increase the accountability of directors to the stockholders who elect them. The Plan believes that the current system of director nomination and election has become an empty exercise at nearly all companies and has pressed for broad regulatory reforms and

company-specific measures to remedy that situation. The fact that the Proposal and the 2003 proxy access proposal have some general aims in common cannot, however, render the Proposal excludable under the Election Exclusion.

Finally, although the Staff does not set forth its reasoning in its no-action determinations, it appears that the Staff's concern about stockholder proxy access proposals—and its application of the "contested elections" reasoning to them—stems at least in part from the perceived conflict between proxy access proposals and the operation of the Commission's proxy rules, especially Rule 14a-12 which governs contested solicitations. The Plan has explained elsewhere why it believes that this conflict is illusory, at least with respect to proposals submitted by the Plan, which require compliance with the Commission's proxy rules.

Those concerns are not even remotely relevant to the Proposal, though. The Proposal only addresses the availability of reimbursement for director election contests after they have been conducted in accordance with the Commission's rules for contested solicitations. Although contested elections may be more likely if reimbursement is possible, the Proposal itself does not facilitate a contest or establish a mechanism through which one can be carried out. Accordingly, even accepting the "contested elections" carveout as applied to proxy access proposals, it does not support exclusion of the Proposal.

<u>The Proposal is Not Beyond Citigroup's Power to Implement</u>

In a confusing argument that overlaps to some extent with its arguments under the (i)(1) and (i)(2) exclusions, Citigroup claims that the Proposal is beyond its power to implement and thus may be omitted under Rule 14a-8(i)(6) because reimbursement of stockholder proxy contest expenses may constitute corporate waste if no benefit is received by the Company. As an initial matter, it is worth noting that the Morris Nichols Opinion does not address the Delaware law standard for corporate waste, nor does it discuss the circumstances under which reimbursement of proxy contest expenses would constitute waste.

More fundamentally, though, if holders of a majority of shares of Citigroup stock vote in favor of the Proposal and the board implements the Proposal, those actions reflect a judgment that removing some of the formidable obstacles to short-slate director contests does provide a benefit to Citigroup. By way of analogy, most Delaware corporations have charter provisions eliminating director liability for money damages for certain breaches of fiduciary duty—broadly, breaches of the duty of care where bad faith is not involved. Stockholder approval of these provisions, which were authorized by section 102(b)(7) of the Delaware General Corporation Law and approved by stockholders at most Delaware corporations shortly after the statute was amended to allow them, reflect a stockholder judgment that in general, removing the threat of director liability for a certain class of conduct is beneficial to the corporation. There is no requirement that a director prove that the provision benefits the corporation—and thus does not constitute waste—in order to invoke its protection in a particular case.

* * * *

If you have any questions or need additional information, please do not hesitate to call me at (202) 429-1007. The Plan appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,

Charles Jurgonis
Plan Secretary

cc: Shelley J. Dropkin
General Counsel, Corporate Governance
Citigroup, Inc.
Fax # 212-793-7600

Grant & Eisenhofer P.A.

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January 27, 2006

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 30 2006
WASH. D.C.
156

VIA OVERNIGHT MAIL

Gerald W. McEntee
Chairman, Pension Committee
American Federation of State, County and Municipal Employees
Employees Pension Plan
1625 L. Street, N.W.
Washington, DC 20036

Re: Shareholder Proposal Submitted by American Federation of State, County and Municipal Employees, Employees Pension Plan, for Inclusion in Citigroup Inc.'s 2006 Proxy Statement

Dear Mr. McEntee:

You have requested our opinion as to whether the shareholder proposal (the "Proposal") submitted by the American Federation of State, County and Municipal Employees ("AFSCME") Employees Pension Plan (the "Plan") to Citigroup, Inc. ("Citigroup" or the "Company"), a Delaware corporation, would be a proper action for shareholders under Delaware law and whether the Proposal would, if adopted and implemented, violate Delaware law.

You have furnished us with, and we have reviewed, copies of the Proposal and the supporting statement submitted to the Company, as well as a letter dated November 14, 2005 which accompanied your submission of the Proposal to the Company. We have also reviewed a letter from the Company dated December 22, 2005 to the Division of Corporation Finance (the "Division") of the U.S. Securities and Exchange Commission (the "Commission") stating that the Company intends to omit the Proposal from its proxy materials to be distributed in connection with the Company's 2006 annual meeting (the "Proxy Statement") and an attached letter to the Company from Morris, Nichols, Arsht & Tunnell, dated December 21, 2005 (the "Morris Nichols Opinion") expressing the opinion that: (i) the Proposal, if implemented, would cause the Company to violate

Delaware law; and that therefore (ii) the Proposal is not a proper subject for shareholder action under Delaware law.[1] We have also reviewed the Company's Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation") and the Company's By-laws, as amended (the "Bylaws"), and such other documents as we deemed necessary and appropriate. We have assumed the conformity to the original documents of all documents submitted to us as copies and the authenticity of the originals of such documents.

I. Summary Of The Proposal

The Proposal (a copy of which is attached hereto as "Exhibit A") requests that the Company's board of directors (the "Board") amend the Company's Bylaws "to provide procedures for the reimbursement of the reasonable expenses, including but not limited to legal advertising, solicitation, printing and mailing costs (collectively, 'Expenses'), incurred by a stockholder or group of stockholders (in each case, a 'Nominator') in a contested election of directors" in which: (1) the election of "fewer than 50% of the directors to be elected is contested" and (2) in which shareholders are not permitted to cumulate their votes for directors.[2] The Proposal further asks that the requested bylaw be applied only prospectively, such that it "shall apply only in contested elections commenced after the bylaw's adoption" and that it provide the following limitations on the amount of reimbursement under such procedures: (1) if any candidate nominated by the Nominator ("Nominee") is elected to the Board, 100% of such Nominator's expenses shall be reimbursed; (2) if no Nominee is elected then the Nominator shall be entitled to the reimbursement of a "Reimbursable Percentage" of Expenses calculated by dividing the highest number of votes received by an unelected Nominee by the lowest number of votes received by an elected candidate; and (3) if the Reimbursable Percentage is less than 30%, no Expenses shall be reimbursed.[3]

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[1] Based upon its stated conclusions regarding Delaware law, the Morris Nichols Opinion also opines that the Proposal may be excluded from the Proxy Statement under Rule 14a-8(i)(1) and (2).

[2] As used herein, "Nominator," "Expenses" and any other undefined terms which are defined in the Proposal have the same meaning as used in the Proposal.

[3] Citigroup's Delaware counsel misread the Proposal as seeking a bylaw amendment requiring reimbursement "so long as at least one of the nominees receives a minimal number of votes cast in favor of election." Morris Nichols Opinion at p. 3, 4. This statement is patently incorrect. The availability of reimbursement under the procedures which the Proposal asks the Board to implement via a bylaw amendment depends *not* on a Nominee receiving a requisite *number* of votes, but to the contrary depends on the presence or absence of a sufficiently high *ratio* calculated by comparing the number of votes received by a non-elected Nominee to the number of votes received by an elected candidate. Furthermore, the use of the word "minimal" falsely suggests that the Plan has proposed a very low threshold for providing reimbursement of Expenses, when, in reality, the Proposal requests procedures which would condition eligibility for reimbursement upon a Nominee receiving a number of votes which constitutes *at least 30%* of the number of votes received by an elected candidate. Unless it is assumed that a board

II. Summary Of Our Opinion

Implementation of the Proposal would not violate Delaware law. To the contrary, the Proposal *requests* that the Board amend the Company's Bylaws in a manner which is wholly consistent with the provisions of the Delaware General Corporation Law (the "DGCL") and common law.

The first argument asserted by Citigroup's Delaware counsel – that a bylaw amendment permitting reimbursement for proxy solicitation expenses would violate DGCL § 109(b) because Delaware law only permits the Company to expend funds on proxy contests when "stockholders are called on to decide controversies over substantial questions of policy" – misconstrues Delaware law. The antiquated cases upon which the Morris Nichols Opinion relies in support of this proposition are inapposite because those cases concern *an incumbent board of directors'* authority to expend corporate funds in support of *their own* initiatives. *See e.g., Empire Southern Gas Co. v. Gray*, 46 A.2d 741, 744 (Del. Ch. 1946) ("Moreover, for good or evil, *the incumbent board of directors* of a Delaware corporation may look to the corporation *for payment of expenses incurred by them* in soliciting proxies where a question of policy is involved.") (emphasis added). These early "policy requirement" cases, which pre-date Delaware courts' articulation of the business judgment rule,[4] are consistent with contemporary judicial authority holding that directors' authority to act on behalf of the corporation (including the expenditure of corporate funds) is constrained by the requirement that there be a "rational business purpose" for such action. *See, e.g., Unocal Corp. v. Mesa Petroleum Co.*, 493 A.2d 946, 954 (Del. 1985). However, neither the older caselaw cited in the Morris Nichols Opinion nor modern caselaw suggests that the bylaw amendment requested by shareholders in the Proposal would violate Delaware law. The Proposal simply does not implicate the issue of whether directors' use of corporate funds comports with the exercise of their fiduciary duties.

The second argument asserted by Citigroup's Delaware counsel – that the requested bylaw amendment would constitute an impermissible abdication of the board's fiduciary duties – is equally incorrect, and in fact this exact argument was recently rejected by the Delaware Court of Chancery. *See, e.g., Unisuper Ltd. v. News Corp.*, No. 1699-N, 2005 WL 3529317, at *6-9 (Del.Ch., December 20, 2005) (attached hereto as Exhibit B) (soundly rejecting the argument that a contract not to rescind a poison pill

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nominated candidate will somehow be elected despite receiving only a "minimal" number of votes cast, then it makes no sense to suggest that the Proposal would permit reimbursement so long as a Nominee receives a minimal number of votes.

[4] The business judgment rule is a "presumption that in making a business decision the directors of a corporation acted on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the company." *Aronson v. Lewis*, 473 A.2d 805, 812 (Del. 1984) (citations omitted).

would be unenforceable under the DGCL and noting that "...when shareholders exercise their right to vote in order to assert control over the business and affairs of the corporation the board must give way. This is because the board's power-which is that of an agent's with regard to its principal-derives from the shareholders, who are the ultimate holders of power under Delaware law."). *Unisuper* and other cases make clear that the DGCL does not preclude, and in fact contemplates that shareholders may "assert control over the business and affairs of the corporation." *Hollinger Intern., Inc. v. Black*, 844 A.2d 1022 (Del. Ch. 2004) (Bylaws can "impose severe requirements on the conduct of a board" and may "pervasively and strictly regulate the process by which boards act" without running afoul of the DGCL).[5]

III. **Analysis Of The Proposal Under The Delaware General Corporation Law (the "DGCL")**

A. Both The Board And The Shareholders Have The Power To Amend The Bylaws In The Manner Contemplated By The Proposal

The Proposal requests that that Board amend the Company's Bylaws. "The power to make and amend the bylaws of a corporation has long been recognized as an inherent feature of the corporate structure." *Frantz Manufacturing Co. v. EAC Industries*, 501 A.2d 401, 407 (Del. 1985).[6] Under the DGCL, the shareholders are vested with the power to adopt bylaws, which power may be shared with the board of directors if the corporation's certificate of incorporation so provides. DGCL § 109(a) provides that:

> (a) The original or other bylaws of a corporation may be adopted, amended or repealed by the incorporators, by the initial directors if they were named in the certificate of incorporation, or, before a corporation has

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[5] The *News Corp.* decision, which was issued nine days *before* the Morris Nichols Opinion, involved a highly publicized corporate governance dispute between shareholders and management of Rupert Murdoch's international media conglomerate, News Corporation, and was widely reported in the local, national and international news media. The Delaware Court of Chancery's opinion: (i) represents the most recent pronouncement by a Delaware court addressing the degree to which shareholders may permissibly regulate the business and affairs of a corporation under the DGCL; and (ii) squarely rejected the argument set forth in pages 9-13 of the Morris Nichols Opinion.

[6] The bylaws of a corporation are "the self-imposed rules and regulations deemed expedient for . . . the . . . convenient functioning" of the corporation. *Gow v. Consolidated Coppermines Corp.*, 165 A. 136, 140 (Del. Ch. 1933). Under Delaware law, bylaws are subordinate to the certificate of incorporation and statutory law, *see Oberle v. Kirby*, 592 A.2d 445,457-58 (Del. 1991); *Prickett v. American Steel and Pump Corp.*, 253 A.2d 86, 88 (Del. Ch. 1969); *State ex rel. Brumley v. Jessup & More Paper Co.*, 24 Del. 370 (1910); *Gaskill v. Glady's Gelle Oil Co.*, 146 A. 337 (Del. Ch. 1929), and must be reasonable in their application. *Schnell v. Chris-Craft Industries, Inc.*, 285 A.2d 437 (Del. 1971).

> received any payment for any of its stock, by its board of directors. After a corporation has received any payment for any of its stock, the power to adopt, amend or repeal bylaws shall be in the stockholders entitled to vote, or, in the case of a nonstock corporation, in its members entitled to vote; provided, however, any corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors or, in the case of a nonstock corporation, upon its governing body by whatever name designated. The fact that such power has been so conferred upon the directors or governing body, as the case may be, shall not divest the stockholders or members of the power, nor limit their power to adopt, amend or repeal bylaws.

8 Del.C. § 109(a).[7] The only limitation on the subject matter of such bylaws is set forth in DGCL § 109(b), which states that:

> (b) The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.

8 Del.C. § 109(b). "The bylaws of a corporation are presumed to be valid, and the courts will construe the bylaws in a manner consistent with the law rather than strike down the bylaws." *Frantz Manufacturing Co.*, 501 A.2d at 407; *Hollinger Intern., Inc. v. Black*, 844 A.2d at 1079-80.[8]

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[7] Citigroup's Certificate of Incorporation provides in relevant part:

> NINTH: In furtherance and not in limitation of the powers conferred upon it by the laws of the State of Delaware, the Board of Directors shall have the power to adopt, amend, alter or repeal the Corporation's By-Laws. The affirmative vote of at least sixty-six and two- thirds percent (66 2/3%) of the entire Board of Directors shall be required to adopt, amend, alter or repeal the Corporation's By-Laws.

Thus, both the shareholders and the Board of Directors of Citigroup possess the power to amend the Company's Bylaws.

[8] The Company does not contend that the proposed bylaw amendment is prohibited by or inconsistent with the Company's Certificate of Incorporation or otherwise does not "relat[e] to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees." Therefore, the only remaining inquiry is whether such the proposed amendment is otherwise "inconsistent with law."

B. The Requested Bylaw Amendment Is Not Inconsistent With Any Rule Of Delaware Law

The Morris Nichols Opinion attached to the Company's December 22, 2005 letter concludes that the bylaw amendment requested by the Proposal is inconsistent with Delaware law because Delaware law only allows the expenditure of corporate funds on proxy expenses when a corporate policy is implicated. Morris Nichols Opinion at 4-8.

The cases cited in the Morris Nichols Opinion do not support this conclusion. To the contrary, the somewhat outmoded "policy requirement" cases cited in the Morris Nichols Opinion involve the consideration of *directors'* authority to expend corporate funds in support of *their own* initiatives. For example, both *Hall v. Trans-Lux Daylight Picture Screen Corp.*, 171 A. 226 (Del. Ch. 1934) and *Hand v. Missouri-Kansas Pipe Line Co.*, 54 F. Supp. 649, 650 (D. Del. 1944) involved unsuccessful attempts by small groups of shareholders to enjoin *the board of directors* from expending corporate funds to solicit proxies. Both decisions are entirely silent on the issue presented by the Proposal and instead merely establish that "*directors* may make [proxy solicitation] expenditures from corporate funds as are reasonably necessary to inform stockholders of considerations in support of the policy advocated by directors under attack, and in such communications directors may solicit proxies in their favor." *Hand*, 54 F. Supp. At 650 (emphasis added).[9] These and other cases cited in the Morris Nichols Opinion stand for the uncontroversial proposition that "*the incumbent board of directors* of a Delaware corporation may look to the corporation *for payment of expenses incurred by them* in soliciting proxies where a question of policy is involved." *Empire Southern Gas Co. v. Gray*, 46 A.2d 741, 744 (Del. Ch. 1946) (emphasis added). Conversely, an incumbent director's use of corporate funds for "purely personal purpose" is not permissible. *Essential Enterprises Corp. v. The Dorsey Corp.*, 1960 WL 56156 (Del. Ch. Dec. 15, 1960) (Allowing corporation's claim for reimbursement of proxy solicitation expenses for "purely personal purpose"). The "policy requirement" evinced by such cases

[9] The Morris Nichols Opinion does not attempt to elucidate upon what a "policy" is for the purposes of the test it proposes to govern the permissibility of a Proposal seeking reimbursement of proxy expenses. However, the court in *Hall* noted that the "question of policy which concerns very intimately the future of the corporate business may turn upon the particular personnel of the directors and officers. Indeed it often happens in practice as it necessarily must that questions of policy come up not as abstract propositions which are referred to the stockholders for a yes and no vote, but in the form of whether the directors who stand for the given policy shall be re-elected to office." 171 A. at 228. *See also Steinberg v. Adams*, 90 F. Supp. 604, 608 (S.D.N.Y. 1950) (applying Delaware law) ("The simple fact, of course, is that generally policy and personnel do not exist in separate compartments. A change in personnel is sometimes indispensable to a change of policy. A new board may be the symbol of the shift in policy as well as the means of obtaining it.").

undoubtedly reflects the early recognition by Delaware courts of the potential for abuse by incumbent management in expending the corporation's funds to solicit proxies.[10]

The reason the Morris Nichols Opinion does not cite to contemporary judicial authority is because the "policy requirement" enunciated in the older caselaw has been subsumed and is now encompassed by the overarching requirement that directors' decisions and acts must be for a "rational business purpose" in order to be afforded the protections of the business judgment rule.[11] Thus, if a shareholder *today* were to take issue with a board's expenditure of corporate funds on proxy solicitation costs, the relevant inquiry would be whether the board's decision to expend the funds is entitled to the protections of the business judgment rule, which would require that the decision to expend the funds was for a rational business purpose (as opposed to a purely personal or other improper purpose).

Regardless, neither the older caselaw cited in the Morris Nichols Opinion nor modern caselaw suggests that the bylaw amendment requested by shareholders would violate Delaware law because *the Proposal simply does not implicate the issue of whether directors' use of corporate funds comports with the exercise of their fiduciary duties.*[12] Citigroup has not, and cannot identify any Delaware decisions which suggest that a bylaw amendment *requested by a majority vote of shareholders* that would provide procedures for the reimbursement of proxy expenses incurred *by shareholders* would violate Delaware law.[13] In fact, the Morris Nichols Opinion itself concedes that there has only

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[10] *See Schnell v. Chris-Craft Industries, Inc.*, 285 A.2d 437 (Del. 1971) (recognizing that management may not inequitably manipulate corporate machinery to perpetuate "itself in office" and disenfranchise the shareholders).

[11] The business judgment rule is a "'presumption that in making a business decision the directors of a corporation acted on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the company.'" *Omnicare, Inc. v. NCS Healthcare, Inc.* 818 A.2d 914, 927 (Del. 2003) (citation omitted). However, the decisions and acts of a corporate board must be attributed to "a rational business purpose" in order to qualify for the protections of the rule. *Id.* Additionally, improper use of the proxy machinery for personal entrenchment purposes would also presumably be subject to enhanced judicial review. *See MM Companies, Inc. v. Liquid Audio, Inc.*, 813 A.2d 1118, 1127 (Del. 2003) ("The Courts of this State will not allow the wrongful subversion of corporate democracy by manipulation of the corporate machinery or by machinations under the cloak of Delaware law. Accordingly, careful judicial scrutiny will be given a situation in which the right to vote for the election of successor directors has been *effectively frustrated* and denied.").

[12] Stated another way, a board of directors can only authorize expenditures of corporate funds where there is legitimate business purpose to do so – such as to ensure the "intelligent exercise of judgment on the part of the stockholders upon policies to be pursued." *Trans-Lux*, 171 A. at 228. But whether and in what circumstances *shareholders* can authorize expenditures of corporate funds is a wholly different question.

[13] Citigroup's suggestion that the Proposal conflicts with Delaware law because it "provides no safeguard to prevent a stockholder from accessing the corporate treasury for such contests" (December 22, 2006 letter

been one case which considered the reimbursement of a stockholder's proxy solicitation expenses under Delaware law and that *the court upheld the reimbursement in that case*. *See* Morris Nichols Opinion at 7 (citing *Steinberg v. Adams*, 90 F. Supp. 604, 607-608 (S.D.N.Y. 1950)).[14]

C. Citigroup's Argument That The Requested Bylaw Amendment Would Be Invalid Under Delaware Law Because It Would Cause The Board To Impermissibly Abdicate Its Fiduciary Duties Is Incorrect And In Fact Was Recently Rejected By The Delaware Court Of Chancery

Citigroup also contends that the Proposal would, if implemented, cause the Company to violate Delaware law, because it would constitute an impermissible abdication of the directors' fiduciary duties and would impermissibly limit the Board's managerial authority. Morris Nichols Opinion at 9-13. This contention is patently incorrect and was flatly *rejected* by the Delaware Court of Chancery in *Unisuper Ltd. v. News Corp.*, No. 1699-N, 2005 WL 3529317 (Del. Ch. December 20, 2005) (attached hereto as Exhibit B). That decision, issued more than a week before Morris Nichols provided its opinion here, holds ***unequivocally*** that stockholders ***may*** restrict the managerial authority of board and assert direct control over the business and affairs of the corporation ***without*** violating the DGCL. As discussed below, *Unisuper* soundly rejected

at p. 4 (emphasis added)) presupposes that such a "safeguard" is a requirement under Delaware law, which is incorrect. To the extent the "policy requirement" in the older caselaw cited in the Morris Nichols Opinion may be characterized as a "safeguard," it is clear in the context of those decisions that its purpose is to prevent abuses by directors who control the corporate machinery. The danger of improper manipulation of the corporate machinery by management to perpetuate itself in office is not presented by the Proposal which: (i) relates to the reimbursement of reasonable proxy expenses incurred by or on behalf of dissidents (as opposed to management): and (ii) will require the majority vote of shareholders to pass. *See Stroud v. Grace*, 606 A.2d 75 (Del. 1992) (factual predicate of unilateral board action intended to inequitably manipulate the corporate machinery is "completely absent" where shareholders "had a full and fair opportunity to vote on the Amendments and did so."). Moreover, even if the cases imposing limitations on a corporate board's ability to expend funds on proxy contests were relevant to the wholly distinguishable issues and circumstances posited by the Proposal, it would still be factually incorrect to say that the Proposal provides no such "safeguards." Indeed, the Proposal contemplates that shareholders would only be eligible for full reimbursement if they are elected and would only be eligible for partial reimbursement if they garnered a substantial number of votes in relation to the votes received by an elected director.

[14] *Steinberg* was decided in 1950 in federal court in New York. The Morris Nichols Opinion attempts to rationalize the result in that case (reimbursement of shareholder's proxy solicitation expenses ruled permissible) by hypothesizing that a corporate benefit rationale justified the court's decision which is "***suggest[ed]***" by the fact that the shareholders and the board approved the reimbursement. Morris Nichols Opinion at 7 (emphasis added). But even if this theory were correct, it this adds nothing to the analysis. Nowhere does the Morris Nichols Opinion contend that Delaware law requires that a corporate benefit be conferred as a prerequisite to reimbursement of proxy solicitation costs.

each of the arguments set forth in the Morris Nichols Opinion based on the mistaken belief that directors are prevented both by DGCL §141 and their fiduciary duties from ceding managerial authority to shareholders.[15]

Unisuper involved an alleged promise by News Corporation ("News Corp.") not to extend its poison pill shareholder rights plan without first putting the extension to a shareholder vote. After the corporation reneged on its promise and unilaterally extended its poison-pill, shareholders brought suit in the Delaware Court of Chancery on October 7, 2005, seeking to invalidate News Corp.'s extension of its poison pill and to prohibit any further extensions absent shareholder approval. Plaintiffs alleged causes of action based upon theories of *inter alia* breach of fiduciary duty, fraud and contract.

With respect to shareholder claims that News Corp. breached its contract with shareholders, one of the arguments asserted by News Corp. was that: "even if plaintiffs are right about the existence, substance and interpretation of the alleged contract, the contract is unenforceable as a matter of law." 2005 WL 3529317, at *6. In support of this contention, defendant News Corp. made virtually the exact arguments that Citigroup now asserts.

First, News Corp. argued that the alleged agreement was inconsistent with the general grant of managerial authority to the board in Section 141(a) of the DGCL because: "Section 141(a) vests power to manage the corporation in the board of directors and requires that any limitation on this power be in the certificate of incorporation." 2005 WL 3529317, at *6. Similarly, Citigroup points to DGCL §141(a) for the proposition that "under Delaware law, it is the directors. . .who must determine whether reimbursing proxy solicitation expenses is in the best interests of the corporation. . ." Morris Nichols Opinion at 9.[16] But the Court in *Unisuper* flatly rejected this argument, explaining:

> By definition, any contract a board could enter into binds the board and thereby limits its power. Section 141(a) does not say the board cannot enter into contracts. It simply describes who will manage the affairs of the

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[15] As noted below, other Delaware decisions have similarly rejected the mistaken notion that shareholders are prohibited from *Hollinger Intern., Inc. v. Black*, 844 A.2d 1022 (Del. Ch. 2004) (Bylaws can "impose severe requirements on the conduct of a board" and may "pervasively and strictly regulate the process by which boards act" without running afoul of the DGCL).

[16] *See also* Morris Nichols Opinion at 13 (arguing that "[t]he bylaw envisioned by the Proposal would completely displace the Board's discretion, and thereby usurp director authority. . ."); *id.* at 13 ("Nor can a contract 'limit in a substantial way the freedom of. . .directors' decisions on matters of management policy.' This rule of law applies even if the provision at issue 'limits the board of directors authority in only one respect.'") (citations omitted).

> corporation and it precludes a board of directors from ceding that power ***to outside groups or individuals***.
>
> The fact that the alleged contract in this case ***gives power to the shareholders*** saves it from invalidation under Section 141(a). The alleged contract with ACSI ***did not cede power*** over poison pills ***to an outside group; rather, it ceded that power to shareholders***. In effect, defendants' argument is that the board impermissibly ceded power to the shareholders.
> * * *
> Delaware's corporation law vests managerial power in the board of directors because it is not feasible for shareholders, the owners of the corporation, to exercise day-to-day power over the company's business and affairs. ***Nonetheless, when shareholders exercise their right to vote in order to assert control over the business and affairs of the corporation the board must give way. This is because the board's power-which is that of an agent's with regard to its principal-derives from the shareholders, who are the ultimate holders of power under Delaware law.***

Id. (emphasis added).

Second, News Corp. argued that the contract was unenforceable because it would require the board to refrain from acting when the board's fiduciary duties require action and would "impermissibly disable[] its fiduciary duty to shareholders by putting into *shareholders'* hands the decision whether to keep a poison pill." *Id.* at *7. This is virtually identical to the argument advanced by Citigroup. *See, e.g.*, Morris Nichols Opinion at 9-13 (arguing that the Board cannot abdicate their fiduciary duty to determine how the assets of the corporation are to be used and that any contract or provision "that purports to limit" the exercise of the boards' fiduciary duties is "invalid and unenforceable.") (citing *Quickturn Design Systems, Inc. v. Shapiro,* 721 A.2d 1281, 1291 (Del. 1998); *Paramount Communications Inc. v. QVC Network Inc.*, 637 A.2d 34, 51 (Del. 1994)). But this argument was also rejected by Delaware Court of Chancery in *Unisuper*, which noted:

> In this case, the challenged contract put the power to block or permit a transaction directly into the hands of shareholders. Unlike in *Paramount* and *Quickturn,* there is no risk of entrenchment in this case because ***shareholders will make the decision for themselves*** whether to adopt a defensive measure or leave the corporation susceptible to takeover.
> * * *
> Unlike the board in [*Omnicare, Inc. v. NCS Healthcare, Inc.*, 818 A.2d 914 (Del.2003)], the News Corp. board entered into a contract that empowered shareholders; it gave shareholders a voice in a particular

> corporate governance matter, viz., the poison pill. ***It makes no sense to argue that the News Corp. board somehow disabled its fiduciary duties to shareholders by agreeing to let the shareholders vote on whether to keep a poison pill in place. This argument is an attempt to use fiduciary duties in a way that misconceives the purpose of fiduciary duties. Fiduciary duties exist in order to fill the gaps in the contractual relationship between the shareholders and directors of the corporation. Fiduciary duties cannot be used to silence shareholders and prevent them from specifying what the corporate contract is to say. Shareholders should be permitted to fill a particular gap in the corporate contract if they wish to fill it.***

Id. at 7-8 (emphasis added).[17]

Indeed, the Chancery Court's holding in *Unisuper* is consistent with yet another case ignored by Morris Nichols, *Hollinger Intern., Inc. v. Black*, 844 A.2d 1022, 1080 n. 136 (Del. Ch. 2004), in which the Court *rejected* the argument, now asserted by Citigroup and Morris Nichols, that bylaw adopted by the shareholders somehow "interfered" with the directors' fiduciary duties to manage the business and affairs of the corporation. The Court held:

> For similar reasons, I reject International's argument that that provision in the Bylaw Amendments impermissibly interferes with the board's authority under § 141(a) to manage the business and affairs of the corporation. ***Sections 109 and 141, taken in totality, and read in light of Frantz, make clear that bylaws may pervasively and strictly regulate the process by which boards act, subject to the constraints of equity.***

[17] Citigroup's reliance upon *Heineman v. Datapoint Corp.*, 611 A.2d 950, 953 (Del. 1992) (Morris Nichols Opinion at 11-12) is entirely misplaced because the Proposal, if implemented, will not involve – and in fact will avoid – the situation where successful insurgents are charged with deciding whether or not to reimburse themselves after being elected to the board. To the contrary, were the Proposal to be implemented and a Nominee subsequently elected, that Nominee's fiduciary duties would not be implicated at all *because the reimbursement decision will have already been made by the shareholders*. *See Unisuper*, 2005 WL 3529317, at *6 ("***[W]hen shareholders exercise their right to vote in order to assert control over the business and affairs of the corporation the board must give way***."); *Hollinger Intern., Inc. v. Black*, 844 A.2d 1022 (Del. Ch. 2004) (Bylaws can "impose severe requirements on the conduct of a board" and may "pervasively and strictly regulate the process by which boards act" without running afoul of the DGCL). Further, the court's holding in *Heineman* is inapposite because the question in *Heineman* involved the reimbursement of expenses following a proxy contest that resulted in a change in control of a majority of the board, and the newly elected directors' decision to take action to reimburse themselves out of the corporate treasury. The proposal at issue here, however, would not even apply in a change of control situation, because, even if adopted, the bylaw would only apply where "the election of fewer than 50% of the directors to be elected is contested."

Id. at 1080 n. 136 (emphasis supplied).

Thus, contrary to Citigroup's arguments, *Unisuper* and *Hollinger* leave absolutely no doubt that that under Delaware law: (i) the managerial authority of the board may in fact be pervasively limited when such authority is ceded to or claimed by the stockholders and (ii) that such exercise of authority by shareholders cannot be invalidated merely by claiming that giving such authority to shareholders would violate the board's fiduciary duties to paternalistically prevent shareholders from exercising such authority.[18]

Based upon foregoing, it is clear that the bylaw amendment contemplated by the Proposal, if adopted and implemented, *would not* be in violation of Delaware law, and that a Delaware Court would conclude that such an amendment, requested by the vote of a majority of shareholders, is valid. Accordingly, we do not believe that there is any basis for Citigroup to exclude the Proposal from its Proxy Statement under Rule 14a-8(i)(2).[19] Similarly, it is our opinion that the Proposal would be a proper subject for action by shareholders at Citigroup's annual meeting of shareholders, and that therefore, there is no basis for Citigroup to exclude the Proposal from its Proxy Statement under Rule 14a-8(i)(2).

This opinion is furnished to you solely for your benefit in connection with the Proposal and is not to be used or relied upon by any person without our express written permission; provided that we hereby consent to your furnishing a copy of this opinion to the Staff of the Division of Corporate Finance of the U.S. Securities and Exchange Commission in connection with a no-action request with respect to the Proposal.

Sincerely,

Grant & Eisenhofer P.A.

GRANT & EISENHOFER, P.A.

---

[18] Based on the foregoing, the legitimacy of the Morris Nichols Opinion must necessarily be called into question. The *Unisuper* and *Hollinger* decisions are directly on-point and represent the most recent pronouncements of the Delaware courts regarding the arguments asserted by Citigroup. Thus the fact that *neither* case is mentioned in the Morris Nichols Opinion is inexplicable.

[19] Citigroup's assertion that the Proposal may be excluded pursuant to Rule 14a-8(i)(1) relies entirely upon the incorrect assertion that implementation of the Proposal would cause the Company to violate Delaware law. *See* Morris Nichols Opinion at 13-14. As implementation of the Proposal is consistent with, and permitted by the DGCL, there is no basis to exclude the Proposal under Rule 14a-8(i)(1).

RESOLVED, that stockholders of Citigroup, Inc. ("Citigroup") urge the board of directors (the "Board") to amend the bylaws to provide procedures for the reimbursement of the reasonable expenses, including but not limited to legal, advertising, solicitation, printing and mailing costs (collectively, "Expenses"), incurred by a stockholder or group of stockholders (in each case, a "Nominator") in a contested election of directors, provided that:

(a) the election of fewer than 50% of the directors to be elected is contested;

(b) the amount of the reimbursement shall not exceed the amount determined by the following formula: (i) if any candidate nominated by the Nominator is elected to the Board, 100% of the Nominator's Expenses shall be reimbursed; (ii) if no such candidate is elected, the Reimbursable Percentage shall be determined by (A) dividing the highest number of votes received by an unelected candidate nominated by the Nominator by the lowest number of votes received by an elected candidate, and (B) multiplying the Reimbursable Percentage by the Expenses; provided, however, that if the Reimbursable Percentage is less than 30%, no Expenses shall be reimbursed.

(c) the bylaw shall not apply if stockholders are permitted to cumulate their votes for directors; and

(d) the bylaw shall apply only to contested elections commenced after the bylaw's adoption.

SUPPORTING STATEMENT

In our opinion, the power of stockholders to elect directors is the most important mechanism for ensuring that corporations are managed in stockholders' interests. Under the law of Delaware, where Citigroup is incorporated, this power is supposed to act as a safety valve that justifies giving the board substantial discretion to manage the corporation's business and affairs.

The safety valve is ineffective, however, unless there is a meaningful threat of director replacement. We do not believe such a threat currently exists at most U.S. public companies, including Citigroup. Harvard Law School professor Lucian Bebchuk has estimated that there were only about 80 contested elections at U.S. public companies from 1996 through 2002 that did not seek to change control of the corporation.

The unavailability of reimbursement for director election campaign expenses for so-called "short slates"—slates of director candidates that would not comprise a majority of the board, if elected—contributes to the scarcity of such contests. (Because the board approves payment of such expenses, as a practical matter they are reimbursed only when a majority of directors have been elected in a contest.) This proposal would provide reimbursement for reasonable expenses incurred in successful short slate efforts--but not

contests aimed at ousting a majority or more of the board—with success defined as the election of at least one member of the short slate. The proposal would also provide proportional reimbursement for contests in which no short slate candidates were elected, but only if the most successful short slate candidate received at least 30% of the vote received by the elected director with the lowest number of "for" votes.

We urge stockholders to vote for this proposal.

Only the Westlaw citation is currently available.

UNPUBLISHED OPINION. CHECK COURT RULES BEFORE CITING.

Court of Chancery of Delaware.
UNISUPER LTD., Public Sector Superannuation Scheme Board, Commonwealth Superannuation Scheme Board, United Super Pty Ltd., Motor Trades Association of Australia Superannuation Fund Pty Ltd., H.E.S.T. Australia Ltd., Care Super Pty Ltd., Universities Superannuation Scheme Ltd., Britel Fund Nominees Limited, Hermes Assured Limited, Stichting Pensioenfonds ABP, Connecticut Retirement Plans and Trust Funds, and the Clinton Township Police and Fire Retirement System, Plaintiffs,
v.
NEWS CORPORATION, a Delaware corporation, K. Rupert Murdoch AC, Peter L. Barnes, Chase Carey, Peter Chernin, Kenneth E. Cowley AO, David F. Devoe, Viet Dinh, Roderick Eddington, Andrew S.B. Knight, Lachlan K. Murdoch, Thomas J. Perkins, Stanley S. Shuman, Arthur M. Siskind, and John L. Thornton,
Defendants.
No. 1699-N.
Submitted Nov. 7, 2005.
Decided Dec. 20, 2005.

Stuart M. Grant, Megan D. McIntyre and Cynthia A. Calder, of Grant & Eisenhofer P.A., Wilmington, Delaware, for Plaintiffs.

Edward P. Welch, Robert S. Saunders, Edward B. Micheletti and T. Victor Clark, of Skadden, ARPS, Slate, Meagher & Flom LLP, Wilmington, Delaware, for Defendants.

MEMORANDUM OPINION

CHANDLER, J.

***1** This case arises from a dispute between institutional shareholders and a company whose shares the investors owned and whose corporate governance they were monitoring. Plaintiffs filed this action on October 7, 2005, against defendant News Corporation ("News Corp." or "the Company") seeking to invalidate News Corp.'s extension of its poison pill and to prohibit any further extensions absent shareholder approval. Plaintiffs allege that News Corp. contracted, or else promised, that any extension of its poison pill would be put to a shareholder vote. When News Corp.'s board of directors extended the pill without a shareholder vote, plaintiffs filed this lawsuit. The individuals who were directors of News Corp. at the relevant times have also been named as defendants. [FN1] Defendants have filed a motion to dismiss. For the reasons set forth below, I deny defendants' motion on counts I and II, and I grant defendants' motion on counts III, IV and V.

FN1. The Individual or Director defendants are: K. Rupert Murdoch, Peter L. Barnes, Chase Carey, Peter Chernin, Kenneth E. Cowley, David Devoe, Viet Dinh, Roderick Eddington, Andrew S.B. Knight, Lachlan K. Murdoch, Thomas J. Perkins, Stanley S. Shuman, Arthur M. Siskind, and John L. Thornton.

I. BACKGROUND

On April 6, 2004, News Corp. issued a press release announcing a plan of reorganization that would include the reincorporation of News Corp.--then an Australian corporation--as a Delaware corporation. [FN2] The reorganization would be contingent on a shareholder vote of approval by each class of News Corp.'s shareholders voting separately. [FN3] Because the shares beneficially owned by the Murdoch family voted as their own class, the public shareholders were in a position to prevent the reorganization if they voted as a class to reject it.

FN2. Compl. ¶ 33.

FN3. Compl. ¶ 34.

In late July 2004, the Australian Council of Super Investors Inc. ("ACSI") and Corporate Governance International ("CGI") met with News Corp. to discuss the reincorporation proposal. ACSI is a non-profit organization that advises Australian pension funds on corporate governance and CGI is an Australian proxy advisory firm. [FN4] During these meetings, ACSI and CGI informed News Corp. of their concerns about the reincorporation's impact on shareholder

rights and other corporate governance issues. [FN5] One of the specific concerns mentioned by ACSI and GCI was that, under Delaware law, the Company's board of directors would be able to institute a poison pill without shareholder approval, while under Australian law shareholder approval is required. [FN6]

FN4. Compl. ¶ 31.

FN5. Compl. ¶ 37.

FN6. Compl. ¶ 42.

After these meetings, ACSI and CGI began to develop a set of proposed changes to News Corp.'s post-reorganization, Delaware certificate of incorporation. ACSI and CGI drafted these proposed changes in the form of a "Governance Article." The Governance Article contained several provisions, including one providing that "the Board shall not have the power to, and shall not, create or implement any device, matter, or thing the purpose, nature, or effect of which is commonly described as a 'poison pill." ' [FN7] On August 20, 2004, ACSI sent a copy of the Governance Article to News Corp. and requested that the proposals be included in the charter of the new Delaware corporation. [FN8]

FN7. Compl. ¶ 39.

FN8. Compl. ¶ 40.

*2 In late September 2004, News Corp. informed ACSI that the changes to the certificate of incorporation set forth in the Governance Article would not be adopted and that there would be no further negotiations. In response, ACSI issued a press release on September 27, 2004, recounting the negotiations with News Corp. and expressing ACSI's belief that the proposed reincorporation would result in the loss of shareholder protections. [FN9] ACSI's September 27, 2004, press release was widely circulated and had the effect of galvanizing institutional investor opposition to the reincorporation . [FN10]

FN9. Compl. ¶ 43.

FN10. Compl. ¶ 44.

On October 1, 2004, News Corp. reversed itself and initiated further negotiations with ACSI. The General Counsel for News Corp., Ian Phillip, contacted the President of ACSI, Michael O'Sullivan, and told O'Sullivan that further negotiations were possible. At this stage of the negotiations, five key issues relating to News Corp.'s corporate governance remained in contention. [FN11] Three of these issues would be dealt with through the adoption of binding provisions in the new, Delaware certificate of incorporation. Only the poison pill voting issue would be dealt with through the adoption of a so-called "board policy."

FN11. Compl. ¶ 45.

The first issue was whether News Corp. would agree to retain its full foreign listing on the Australian Stock Exchange. [FN12] News Corp. ultimately agreed that its Delaware certificate of incorporation would include a provision requiring that News Corp. retain its full listing on the Australian Stock Exchange. [FN13] The second issue was whether News Corp. would agree to insert a provision into its Delaware certificate of incorporation stating that News Corp. would not issue new shares having more than one vote per share. [FN14] The parties ultimately agreed that such a provision would be added to the new certificate of incorporation. [FN15] With respect to the third issue, the parties agreed to add a provision to the certificate of incorporation providing that holders of 20 percent or more of the outstanding voting shares of News Corp. could cause a special meeting of shareholders to be called. [FN16] The fourth issue was dealt with through a series of voting agreements entered into by Rupert Murdoch. [FN17] These agreements provided that Murdoch would not sell any of his voting shares to a purchaser if, following such sale, the purchaser would own more than 19.9 percent of News Corp., unless such purchaser agreed to purchase all the voting and non-voting shares of News Corp. [FN18] Murdoch further agreed that these voting agreements could not be terminated or amended without the affirmative vote of News Corp.'s shareholders, excluding Murdoch and his affiliates. [FN19] The fifth and final of the key issues was News Corp.'s ability under Delaware law to adopt a poison pill without a shareholder vote. [FN20]

FN12. Compl. ¶ 48. (Stating that the parties "reached a final agreement on all five areas of concern. The terms of that agreement were announced in [the October 6 Press Release.]") *See also* Pls .' Answering Br. Ex. C.

FN13. Pls.' Answering Br. Ex. C.

FN14. *Id.*

FN15. *Id.*

FN16. *Id.*

FN17. *Id.*

FN18. *Id.*

FN19. *Id.*

FN20. *Id.*

During the negotiations on the fifth issue, ACSI again sought an amendment to the Company's Delaware certificate of incorporation that would require a shareholder vote approving the adoption of a poison pill. [FN21] In response to this request, Phillip told O'Sullivan that an amendment to the certificate of incorporation was impractical because there was not enough time. [FN22] Time was limited because of the need to hold the shareholder vote as well as the need to have the reincorporation approved by an Australian court, as required by Australian corporate law. Phillip told O'Sullivan that, in the limited time remaining, it would be too difficult to draft and finalize an amendment to the certificate of incorporation that would encompass everything that might fall within the definition of "poison pill." [FN23]

FN21. Compl. ¶ 46.

FN22. *Id.*

FN23. *Id.*

***3** Plaintiffs allege that during these conversations between ACSI and News Corp., someone on behalf of News Corp. proposed that, rather than instituting an amendment to the certificate of incorporation, the poison pill issue be addressed by means of the adoption of a board policy (the "Board Policy"). [FN24] Plaintiffs allege that someone, on behalf of News Corp., further agreed that News Corp.'s board would not circumvent the voting requirement by "rolling over" a poison pill for successive one-year terms on substantially similar terms and conditions or to the same effect without shareholder approval. [FN25]

FN24. Compl. ¶ 47.

FN25. *Id.*

On October 6, 2004, the terms of the agreement were announced in a News Corp. press release. The press release stated:

> The [News Corp.] Board has adopted a policy that if a shareholder rights plan is adopted by the Company following reincorporation, the plan would have a one-year sunset clause unless shareholder approval is obtained for an extension. The policy also provides that if shareholder approval is not obtained, the Company will not adopt a successor shareholder rights plan having substantially the same terms and conditions. [FN26]

FN26. Compl. ¶ 48.

On October 7, 2004, Phillip emailed the "agreed deal points" to ACSI reiterating that it was the board's policy to hold a shareholder vote on twelve-month old poison pills. [FN27] Also on October 7, 2004, News Corp. sent a letter to all of its shareholders and option-holders stating:

FN27. Compl. ¶ 49.

> [T]he board ... has established a policy that if any stockholder rights plan (known as a 'poison pill') is adopted without stockholder approval, it will expire after one year unless it is ratified by stockholders. This policy will not permit the plan to be rolled over for successive one-year terms on substantially the same terms and conditions or to the same effect without stockholder ratification. [FN28]

FN28. Compl. ¶ 51.

On October 26, 2004, the shareholders and options-holders of News Corp. voted to approve the reorganization. The plaintiffs voted in favor of the reorganization and did not appear in court to object to the reorganization.

On November 8, 2004, Liberty Media Corporation ("Liberty Media") suddenly appeared as a potential hostile acquiror for News Corp. [FN29] Liberty Media announced it had entered into an arrangement with a third party allowing it to acquire an additional 8% of News Corp.'s voting stock, thereby increasing its ownership to more than 17% of the voting stock. [FN30] In response to this threat, News Corp.'s board adopted a poison pill, which it announced in a November 8, 2004 press release. [FN31] In this press release, the board also announced that, going forward, it might or might not implement the Board

Policy depending on whether it deemed the policy "appropriate in light of the facts and circumstances existing at such time." [FN32] One year later, on November 8, 2005, the board extended the poison pill without a shareholder vote, in contravention of the Board Policy.

FN29. Compl. ¶ 58.

FN30. *Id.*

FN31. Compl. ¶ 59.

FN32. Compl. ¶ 60. By the time of the November 8, 2004 press release, plaintiffs had already cast their votes in favor of the reincorporation.

Plaintiffs, a group of Australian institutional investors, [FN33] filed their complaint on October 7, 2005. [FN34] The complaint contains five counts. Count I is for breach of contract. Count II asserts a claim for promissory estoppel. Count III is a claim for fraud. Count IV is a claim for negligent misrepresentation and equitable fraud. Count V is a claim for breach of fiduciary duties against the individual defendants. As relief for these claims, plaintiffs seek a judgment declaring the Company's poison pill invalid and enjoining defendants from extending the pill without first obtaining approval from the Company's shareholders. [FN35]

FN33. The plaintiffs are: UniSuper Ltd., Public Sector Superannuation Scheme Board, Commonwealth Superannuation Scheme Board, United Super Pty. Ltd., Motor Trades Association of Australia Superannuation Fund Pty. Ltd., H.E.S.T. Australia Ltd., CARE Super Pty. Ltd., Universities Superannuation Scheme Limited, Britel Fund Nominees Limited, Stichting Pensioenfonds ABP, Connecticut Retirement Plans and Trust Funds, and Clinton Township Police and Fire Retirement System.

FN34. Plaintiffs allege that the board's ultimate decision to extend the poison pill was foreshadowed in early August 2005. On August 10, the Company's Form 8-K filing indicated that the poison pill would be extended for two years beyond its November 8, 2005 expiration date, without shareholder approval. The 8-K made no mention of the Board Policy or explained why it would not be followed. The plaintiffs also were aware of an article published by the CEO of News Limited on August 20, 2005, that explained the board's action as follows:

The company said it would establish a policy which it did. The company did not claim to anyone at any time, verbally or in writing, that it would never change the policy. No agreement was breached, no promise was broken and there is no credible evidence to the contrary.

Plaintiffs allege that this statement betrays the illusory nature of the Board Policy. Had plaintiffs been aware of the fact that the board never intended to honor the Policy, they allege that they would have voted against the reorganization. Compl. ¶ 66.

FN35. The Court earlier refused plaintiffs' request to schedule an expedited injunction hearing, concluding that it could afford plaintiffs' full relief even after the poison pill had been extended by requiring defendants to withdraw it.

II. ANALYSIS

A. Standard on a Motion to Dismiss

*4 To survive a motion to dismiss, a complaint must allege facts that, if true, would establish the elements of a claim. [FN36] When considering a motion to dismiss under Rule 12(b)(6), I am required to assume the truthfulness of all well-pleaded allegations of the complaint. In addition, I am required to extend to plaintiffs the benefit of all reasonable inferences that can be drawn from the complaint. Conclusory statements without supporting factual averments will not be accepted as true for purposes of this motion. [FN37] Using this standard, I cannot order a dismissal unless it is reasonably certain that the plaintiffs could not prevail under any set of facts that can be inferred from the complaint.

FN36. *See, e.g.,* Lewis v. Honeywell, Inc., 1987 WL 14747, at *4 (Del. Ch. July 28, 1987).

FN37. *Grimes v. Donald,* 673 A.2d 1207, 1214 (Del.1996).

With regard to plaintiffs' fraud claims, I apply the heightened pleading standard of Rule 9(b). Plaintiffs are required to plead particular facts of a fraud claim, *i.e.,* the pleading must identify the "time, place, and contents of the false misrepresentations, the facts

misrepresented, as well as the identity of the person making the misrepresentation and what he obtained thereby." [FN38]

FN38. *York Linings v. Roach,* 1999 WL 608850, at *2 (Del. Ch. July 28, 1999) (internal quotations and citations omitted); *Metro Commc'ns Corp. BVI v. Advanced Mobilecomm Tech.,* 854 A.2d 121, 144 (Del. Ch.2004).

B. Count I--Breach of Contract

Plaintiffs' allege that defendants entered into a contract when plaintiffs agreed to vote in favor of News Corp.'s reorganization in consideration for News Corp.'s promise to submit any extensions of its poison pill to a shareholder vote. This contract allegedly provided that News Corp. would adopt a board policy and that the board policy would not be revocable. [FN39] Plaintiffs assert two legal theories for how the contract was formed. The first theory is that the parties entered into a written contract evidenced by the Press Release and the Letter to Shareholders. The second is that the parties entered into an oral agreement. The complaint asserts very few facts to support either of these theories. Because I am required to draw each crucial inference in plaintiffs' favor, however, I conclude that plaintiffs' breach of contract claim survives defendants' motion to dismiss.

FN39. One aspect of plaintiffs' contract theory strikes me as problematic: Plaintiffs are sophisticated investors capable of negotiating enforceable agreements to protect their interests, as is demonstrated in this case by the certificate of incorporation amendments plaintiffs managed to extract from defendants. Of the five key issues that the parties negotiated over, three were dealt with through amendments to the certificate of incorporation, and another was specifically made binding absent a shareholder vote. Thus, it is not entirely clear why in this instance plaintiffs accepted a promise to adopt a board policy, which is a more transitory right than a charter provision, especially when sophisticated parties such as these must have understood the significant difference between a charter provision and a board policy. Nonetheless, assuming every reasonable inference in plaintiffs' favor, I cannot say at this stage that there is no set of facts that would entitle plaintiffs to prevail on their contract theory. Although plaintiffs' claim is sufficient to withstand a motion to dismiss because of the liberal standard applied in this context, it will be plaintiffs' burden going forward to demonstrate a factual and legal basis for this claim.

i. Allegations of a Written Agreement: The Press Release and Letter to Shareholders

Defendants concede there was an agreement embodied in the Press Release and Letter to Shareholders by which News Corp. promised to adopt a board policy. They argue that the parties never discussed making the policy irrevocable and that, under Delaware law, a board policy is non-binding and revocable by the board at any time. [FN40] Plaintiffs counter that the contract in this case contemplated that the board would not be able to "roll over" the pill, *i.e.,* circumvent the shareholder vote by rescinding the Board Policy.

FN40. Defs.' Opening Br. at 14.

Defendants are correct that board policies, like board resolutions, are typically revocable by the board at will. They cite *In re General Motors (Hughes) Shareholders Litigation* [FN41] in support of the proposition that board policies are always revocable, in every circumstance. The board in *General Motors* adopted a "Board Policy Statement" setting forth procedures to be followed in the event of a material transaction between General Motors ("GM") and one of its subsidiaries, Hughes Electronics Corporation ("Hughes"). The policy required that in the event of a transfer of material assets from Hughes to GM, the GM board would be required to declare and pay a dividend to the Hughes shareholders.

FN41. 2005 WL 1089021 (Del. Ch. May 4, 2005)

*5 In *General Motors,* this Court stated in a footnote that *if* a board policy has the effect of a board resolution, it *might* be revocable by the board at any time. [FN42] This statement was phrased as a conditional statement because, as the Court noted, the complaint in *General Motors* contained no information with respect to the extent to which the GM board was bound to protect the rights granted to shareholders by the policy statement, *i.e.,* the extent to which the policy had an effect greater than a simple board resolution. In contrast, *the complaint in this case alleges that the News Corp. board was*

contractually bound to protect the rights granted by the Board Policy. Plaintiffs allegation is precisely that, in contrast to the facts in *General Motors,* the Board Policy in this case had an effect *greater* than that of a resolution because the board was contractually bound to keep it in place.

FN42. *In re General Motors (Hughes) S'holder Litig.,* 2005 WL 1089021 at n. 34 (the footnote states, in part:
As opposed to the rights ... set out in GM's Restated Certificate of Incorporation, which is binding upon the GM board, *there is no information* in the Complaint with respect to the extent to which the GM board was bound to protect the rights ... granted by the Policy Statement. *If* the Policy Statement had *the effect* of a resolution adopted by the board, it *presumably* could be rescinded or amended by nothing more than another board resolution. (Emphasis added.))

This Court's statement about board policies in *General Motors* simply reiterates an elementary principle of corporate law: If the board has the power to adopt resolutions (or policies), then the power to rescind resolutions (policies) must reside with the board as well. An equally strong principle is that: If a board enters into a contract to adopt and keep in place a resolution (or a policy) that others justifiably rely upon to their detriment, that contract may be enforceable, without regard to whether resolutions (or policies) are typically revocable by the board at will.

On their face, the Press Release and the Letter to Shareholders state that the News Corp. board would adopt a board policy. If the Press Release and the Letter to Shareholders stated nothing more, I would be inclined to grant Defendants' motion with respect to the allegations of a written contract. But both the Press Release and the Letter to Shareholders go on to state that the board policy will not permit the pill to be rolled over. The plaintiffs are entitled to all reasonable inferences, including the inference that this part of the agreement expresses an intent that the Board Policy would not be rescinded before the shareholders had a chance to vote. On this point, the meaning of the contract is ambiguous and both sides should have the opportunity to present evidence and make legal arguments concerning the proper interpretation of the agreement. [FN43] Whether plaintiffs will be able to adduce evidence in support of their allegations is for another day. But for now, it is sufficient that they have alleged the existence of an agreement, the existence of valuable consideration (their vote in favor of the reorganization), and that the board intentionally breached the agreement.

FN43. There are other ambiguities inherent in the alleged agreement. For example, what is the term or duration of the Board Policy? Did the parties intend to preclude the board from *ever* modifying the Board Policy? If the shareholders voted not to extend the poison pill, would a future board of News Corp. also be disabled from adopting a poison pill? If plaintiffs are correct about the alleged agreement, then how could the agreement have left out these crucial details?

ii. Allegations of an Oral Contract

The complaint avers facts barely sufficient to state a claim that defendants made an oral contract with the shareholders during these conversations. The details of the alleged oral contract are not spelled out in the complaint, but what is clear is that the key term of the alleged oral contract was that shareholders would get to vote on any extension of a poison pill.

***6** The operative sections of the complaint are paragraphs 46 and 47. The complaint makes reference to the conversations between Phillip and O'Sullivan and sets forth general facts about those conversations. Notwithstanding the dearth of factual detail about the oral contract, Rule 12(b) sets forth a "notice pleading" standard and I conclude that the complaint gives adequate notice, if barely so, as to when the alleged oral agreement was formed and as to its contents. Many of the ambiguities and gaps in the written agreement also infect the alleged oral agreement, if not more so. Nevertheless, at this early stage of the lawsuit, I must deny defendants' motion to dismiss plaintiffs' claim of an oral contract.

iii. Unenforceability

Defendants assert that, even if plaintiffs are right about the existence, substance and interpretation of the alleged contract, the contract is unenforceable as a matter of law. [FN44] Defendants offer two arguments in support of this proposition.

FN44. Defs.' Reply Br. at 14.

a. Section 141(a)

Defendants first argue the alleged agreement is inconsistent with the general grant of managerial authority to the board in Section 141(a) of the

Delaware General Corporation Law. [FN45] According to defendants, Section 141(a) vests power to manage the corporation in the board of directors and requires that any limitation on this power be in the certificate of incorporation. Defendants contend that an agreement to hold a shareholder vote on poison pills (or any other issue affecting the business and affairs of the corporation) is unenforceable unless memorialized in the certificate of incorporation.

FN45. Section 141(a) states:
The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

By definition, any contract a board could enter into binds the board and thereby limits its power. Section 141(a) does not say the board cannot enter into contracts. It simply describes who will manage the affairs of the corporation and it precludes a board of directors from ceding that power to outside groups or individuals.

The fact that the alleged contract in this case gives power to the shareholders saves it from invalidation under Section 141(a). The alleged contract with ACSI did not cede power over poison pills to an outside group; rather, it ceded that power to shareholders. [FN46] In effect, defendants' argument is that the board impermissibly ceded power *to the shareholders.* Defendants' argument is that the contract impermissibly restricted the board's power by granting *shareholders* an irrevocable veto right over a question of corporate control. [FN47]

FN46. The contract required that the pill be put to a shareholder vote on a date twelve months after the pill's adoption. On that date, the shareholders would exercise their power either to approve or to reject the pill.

FN47. Defs.' Reply Br. at 15.

Delaware's corporation law vests managerial power in the board of directors because it is not feasible for shareholders, the owners of the corporation, to exercise day-to-day power over the company's business and affairs. [FN48] Nonetheless, when shareholders exercise their right to vote in order to assert control over the business and affairs of the corporation the board must give way. This is because the board's power--which is that of an agent's with regard to its principal--derives from the shareholders, who are the ultimate holders of power under Delaware law. [FN49]

FN48. Of course, the board of directors' managerial power is not unlimited; it is constrained by the directors' fiduciary duties and by shareholders' right to vote. The Delaware General Corporation Law gives shareholders an immutable right to vote on fundamental corporate changes. *See, e.g.,* 8 *Del. C.* § 242 (charter amendment); § 251 (merger); § 271 (sale of assets); § 275 (dissolution). In addition, the Delaware General Corporation Law vests shareholders with the power to adopt, amend or repeal bylaws relating to the business of the corporation and the conduct of its affairs. 8 *Del. C.* § 109.

FN49. The alleged agreement in this case enables a vote by *all* shareholders. Private agreements between the board and a few large shareholders might be troubling where the agreements restrict the board's power in favor of a particular shareholder, rather than in favor of shareholders at large.

b. Paramount, QVC, and Omnicare

*7 Defendants cite three Supreme Court of Delaware cases [FN50] in support of their second argument that the agreement in this case should be unenforceable as a matter of law. [FN51] Generally speaking, these cases stand for the proposition that a contract is unenforceable if it would require the board to refrain from acting when the board's fiduciary duties require action. [FN52]

FN50. Defendants cite *Paramount Commc'ns Inc. v. QVC Network Inc.,* 637 A.2d 34, 41-42 (Del.1994); *Quickturn Design Sys., Inc. v. Shapiro,* 721 A.2d 1281, 1292 (Del.1998); and *Omnicare, Inc. v. NCS Healthcare, Inc.,* 818 A.2d 914, 938 (Del.2003).

FN51. Defs.' Reply Br. at 3.

FN52. *Id.*

Stripped of its verbiage, defendants' argument is that the News Corp. board impermissibly disabled its fiduciary duty to shareholders by putting into *shareholders'* hands the decision whether to keep a

poison pill. [FN53] The three cases cited by defendants do not operate to invalidate contracts of this sort. Each of the three cases cited by defendants invalidated contracts the board used in order to take power *out* of shareholders' hands.

FN53. Although they do not explicitly say so, defendants presumably envision a scenario where the board might conclude, in the face of a hostile takeover, that it was in the best interests of shareholders to extend the Company's poison pill. If the board had previously contracted to submit the pill to a shareholder vote and if that shareholder vote were looming on the horizon, then, defendants argue, the board would be unable to adopt an effective pill-defense. Alternatively, defendants could be arguing that in a situation where the shareholder vote on the pill had already taken place, then the board would be precluded from exercising its fiduciary duty if it determined that adoption of a poison pill was in the best interests of shareholders. Both versions of defendants' argument fail insofar as they are intended to suggest that the alleged agreement is contrary to a supervening directorial fiduciary duty.

In *Paramount* the board agreed with an acquiror--Viacom--to adopt deal protective measures, including a no-shop provision, a termination fee, and a grant of stock options to the acquiror. [FN54] When a competing bidder-- QVC--offered shareholders more for their shares, the target board refused to negotiate on the grounds that they were precluded from doing so by the contractual agreements with Viacom. [FN55] The Supreme Court held that these contractual provisions were invalid and unenforceable to the extent they limited the directors' fiduciary duties under Delaware law or prevented the directors from carrying out their fiduciary duties under Delaware law. [FN56]

FN54. *Paramount,* 637 A.2d at 39.

FN55. *Id.* at 48.

FN56. *Id.*

In *Quickturn* the board amended the company's poison pill so that no newly elected board could redeem the pill for six months after taking office. [FN57] This "delayed redemption provision" was adopted as a defensive measure in response to a tender offer by a would-be acquiror. [FN58] The Supreme Court held that the provision was invalid and unenforceable because it would prevent a future board from rescinding the poison pill, even in circumstances where the future board concluded that redeeming the pill was in the best interests of shareholders.

FN57. *Quickturn,* 721 A.2d at 1287 (Del.1998).

FN58. *Id.* at 1284.

The contracts in *Paramount* and *Quickturn* were defensive measures that took power out of the hands of shareholders. [FN59] The contracts raised the "omnipresent specter" [FN60] that the board was using the contract provisions to entrench itself, *i.e.,* to prevent shareholders from entering into a value-enhancing transaction with a competing acquiror. [FN61] In this case, the challenged contract put the power to block or permit a transaction directly into the hands of shareholders. Unlike in *Paramount* and *Quickturn,* there is no risk of entrenchment in this case because shareholders will make the decision for themselves whether to adopt a defensive measure or leave the corporation susceptible to takeover.

FN59. The board of directors in *Paramount* used the challenged contracts to make certain transactions more expensive in order to favor the board's preferred bidder. In *Quickturn,* the board of directors used the invalidated contracts to entrench itself.

FN60. *Unocal Corp. v. Mesa Petroleum Co.,* 493 A.2d 946, 954 (Del.1985); *see also* *Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc .,* 506 A.2d 173, 180 (Del.1986).

FN61. *Omnicare,* 818 A.2d at 931.

In *Omnicare* the board entered into a merger agreement with an acquiror. [FN62] As part of the merger agreement, the board agreed to submit the merger agreement to stockholders even if the board later determined the merger was not in the best interests of shareholders. [FN63] Also as part of the merger agreement, two directors who were shareholders irrevocably committed to vote in favor of the merger. [FN64] These two directors owned a majority of the company's voting power. The result of these deal protective measures was that the deal was completely locked-up. [FN65] The Supreme Court of

Delaware held that the agreement to submit the deal to a shareholder vote was unenforceable because it resulted in the board disabling its ability to exercise its fiduciary duties to the minority shareholders. [FN66]

FN62. *Id.* at 925.

FN63. *Id.*

FN64. *Id.* at 926.

FN65. *Id.* at 918.

FN66. *Id.* at 937.

***8** *Omnicare* does not invalidate the contract in this case. Unlike the board in *Omnicare*, the News Corp. board entered into a contract that empowered shareholders; it gave shareholders a voice in a particular corporate governance matter, *viz.*, the poison pill. It makes no sense to argue that the News Corp. board somehow disabled its fiduciary duties to shareholders by agreeing to let the shareholders vote on whether to keep a poison pill in place. This argument is an attempt to use fiduciary duties in a way that misconceives the purpose of fiduciary duties. Fiduciary duties exist in order to fill the gaps in the contractual relationship between the shareholders and directors of the corporation. [FN67] Fiduciary duties cannot be used to silence shareholders and prevent them from specifying what the corporate contract is to say. [FN68] Shareholders should be permitted to fill a particular gap in the corporate contract if they wish to fill it. This point can be made by reference to principles of agency law: Agents frequently have to act in situations where they do not know exactly how their principal would like them to act. In such situations, the law says the agent must act in the best interests of the principal. Where the principal wishes to make known to the agent exactly which actions the principal wishes to be taken, the agent cannot refuse to listen on the grounds that this is not in the best interests of the principal.

FN67. *See* Frank H. Easterbrook & Daniel R. Fischel, THE ECONOMIC STRUCTURE OF CORPORATE LAW 92-93 (1998) ("... the fiduciary principle is a rule for completing incomplete bargains in a contractual structure ...").

FN68. I do not mean to suggest that the News Corp. directors have no fiduciary duties with respect to the shareholder vote. The directors have a duty to fully inform shareholders and to structure the vote so that, as much as possible, risks of improper coercion are reduced.

To the extent defendants argue that the board's fiduciary duties would be disabled after a hypothetical shareholder vote, this argument also misconceives the nature and purpose of fiduciary duties. Once the corporate contract is made explicit on a particular issue, the directors must act in accordance with the amended corporate contract. There is no more need for the gap-filling role performed by fiduciary duty analysis. [FN69] Again, the same point can be made by reference to principles of agency law: Where the principal makes known to the agent exactly which actions the principal wishes to be taken, the agent must act in accordance with those instructions.

FN69. See Easterbrook & Fischel, *supra* n. 54, at 92-93 ("Because the fiduciary principle is a rule for completing incomplete bargains in a contractual structure, it makes little sense to say that "fiduciary duties" trump *actual* contracts" (emphasis in original).

C. Count II--Promissory Estoppel

In order to assert a claim for promissory estoppel, plaintiffs must adequately allege: (1) a promise was made; (2) it was the reasonable expectation of the promisor to induce reliance or forbearance on the part of the promisee; (3) the promisee reasonably relied on the promise and took action to his detriment; and (4) injustice can be avoided only by enforcement of the promise. [FN70]

FN70. *Lord v. Souder*, 748 A.2d 393, 399 (Del.2000).

The complaint does not describe with any detail when defendants allegedly promised that the poison pill would not be rolled over without a shareholder vote. But making all inferences in plaintiffs' favor, the complaint can be read to allege that an oral promise was made during conversations that ensued between representatives of News Corp. and plaintiffs. For this reason, I conclude that plaintiffs' promissory estoppel claim survives defendants' motion to dismiss with respect to plaintiffs' allegations of an oral promise between Phillip and O'Sullivan.

D. Count III--Fraud

*9 The plaintiffs' third claim is for fraud. In order to plead common law fraud in Delaware, plaintiffs must aver facts supporting the following elements: (1) the defendant made a false representation, usually one of fact; (2) the defendant had knowledge or belief that the representation was false, or made the representation with requisite indifference to the truth; (3) the defendant had the intent to induce the plaintiff to act or refrain from acting; (4) the plaintiff acted or did not act in justifiable reliance on the representation; and (5) the plaintiff suffered damages as a result of such reliance. [FN71] Fraud claims are subject to the heightened pleading standards of Rule 9(b). [FN72]

FN71. *Albert v. Alex. Brown Management Services, Inc.*, 2005 WL 2130607, at *7 (Del. Ch. Aug. 26, 2005).

FN72. *Id.*

The complaint does not allege who made a fraudulent representation or the contents of that misrepresentation. [FN73] That a representation was even made is not directly alleged in the complaint but is an inference that can be drawn in plaintiffs' favor if the complaint is read very broadly. Because plaintiffs fail to plead facts supporting a claim of fraud, I must grant defendants' motion as to this claim.

FN73. *C.V. One v. Resources Group*, Del.Super., 1982 WL 172863, at *3 (Dec. 14, 1982) (dismissing fraud claim where "the person who made the misrepresentation is not named.")

E. Count IV--Negligent Misrepresentation and Equitable Fraud

To successfully assert a claim for negligent misrepresentation, plaintiff must adequately plead: (1) the defendant had a pecuniary duty to provide accurate information; (2) the defendant supplied false information; (3) the defendant failed to exercise reasonable care in obtaining or communicating the information; and (4) the plaintiff suffered a pecuniary loss caused by justifiable reliance upon the false information. [FN74] Plaintiffs have failed to assert with any specificity what false documents or false statements they relied upon in connection with the alleged injury or who produced them. [FN75] Plaintiffs' complaint suffers from a second problem: It fails to allege a pecuniary loss. In fact, plaintiffs state in their complaint that they "have no adequate remedy at law." [FN76] Because the complaint fails to allege who made the misrepresentation or the existence of a pecuniary loss, I must dismiss plaintiffs' claim of negligent misrepresentation.

FN74. *Steinman v. Levine*, 2002 WL 31761252 (Del. Ch. Nov. 27, 2002) (citing *Sanders v. Devine*, 1997 WL 599539, at *6-7 (Del. Ch. Sept. 24, 1997) and *Wolf v. Magness Constr. Co.*, 1995 WL 571896, at *2 (Del. Ch. Sept. 11, 1995), *aff'd*, 676 A.2d 905 (Del.1996)).

FN75. *See Steinman v. Levine*, 2002 WL 31761252, at *15 (Del. Ch. Aug. 6, 2002) (Dismissing negligent misrepresentation claim against multiple defendants where complaint failed to identify misrepresentations made by any particular director defendant.)

FN76. Compl. ¶ 104.

Plaintiffs have also failed to adequately plead equitable fraud. Equitable fraud is subject to Rule 9(b)'s heightened pleading standard. [FN77] The complaint contains no more facts supporting a claim of equitable fraud than it does facts supporting a fraud claim. I grant defendants' motion to dismiss with respect to Count IV.

FN77. *Shamrock Holdings of California, Inc. v. Iger*, 2005 WL 1377490, at *7 (Del. Ch. June 06, 2005).

F. Count V--Breach of Fiduciary Duty

Count V of the complaint alleges the directors breached their fiduciary duties. The complaint is bereft of any facts that suggest a violation of the duty of loyalty. Plaintiffs do not allege that the decision to extend the pill without a shareholder vote was in any way self-interested. [FN78] The complaint also fails to allege any facts that support a claim for breach of the duty of care. Plaintiffs do not allege that the director defendants were uninformed about their decision to extend the poison pill without a shareholder vote or that they did so in bad faith.

FN78. Pls.' Answering Br. at 47 (acknowledging that "[p]laintiffs do not challenge the *bona fides* of the Pill.")

*10 Plaintiffs do not allege facts supporting a violation of either the duty of loyalty or the duty of

care. As a result of these pleading deficiencies, I dismiss Count V of the complaint.

III. CONCLUSION

The complaint adequately states claims for breach of contract (count I) and promissory estoppel (count II). The burden is now on the plaintiffs to prove that a contract or promise was actually made that the Board Policy would be irrevocable. The motion to dismiss is granted with regard to plaintiffs' claims for fraud (count III), equitable fraud and negligent misrepresentation (count IV), and breach of fiduciary duty (count V).

IT IS SO ORDERED.

Not Reported in A.2d, 2005 WL 3529317 (Del.Ch.)

END OF DOCUMENT

citigroup

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
New York, NY 10022
Tel (212) 793-7396
Fax (212) 793-7600
dropkins@citigroup.com

February 10, 2006

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted to Citigroup Inc. By The American Federation of State, County and Municipal Employees

Ladies and Gentlemen:

In a letter dated December 22, 2005 (the "Request Letter"), Citigroup Inc., a Delaware corporation (the "Company"), requested the concurrence of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") that it would not recommend enforcement action if the Company omitted from the proxy materials to be furnished to stockholders in connection with the Company's 2006 Annual Meeting (the "Proxy Materials") a stockholder proposal (the "Proposal") submitted by the American Federation of State, County and Municipal Employees (the "Proponent").

This letter responds to the letter addressed to the Staff from the Proponent dated January 30, 2006 (the "Proponent Letter") which was submitted with a letter to the Proponent from Grant & Eisenhofer P.A. ("G&E"), counsel for the Proponent, dated January 27, 2006, regarding the Request Letter. For the reasons stated in the Request Letter, and as further explained below, the Company continues to believe the Proposal should be omitted from the Proxy Materials.

THE PROPOSAL, IF IMPLEMENTED, WOULD CAUSE THE COMPANY TO VIOLATE DELAWARE LAW AND THEREFORE IS NOT A PROPER SUBJECT FOR ACTION BY THE COMPANY STOCKHOLDERS.

As the Company explained in the Request Letter and as stated in the opinion of Morris, Nichols, Arsht & Tunnell LLP ("Morris, Nichols") dated December 21, 2005 (the "Opinion"), the mandatory reimbursement scheme envisioned by the Proposal (1) would violate settled Delaware law that conditions the reimbursement of proxy solicitation expenses on a determination that the proxy contest at issue involves "controversies over substantial questions of policy as distinguished from inconsequential matters and personnel of management" (the "Policy Rule"), Hand v. Missouri-Kansas Pipe Line Co., 54 F.Supp. 649, 650 (D. Del. 1944) (citation omitted); and (2) would cause the Board of Directors of the Company (the "Board") to abdicate its responsibility to determine whether a proxy contest satisfies the Policy Rule and whether reimbursement is in the best interest of the Company and all its stockholders.

G&E attempts to portray the Delaware law as unsettled on the issue of whether the Policy Rule applies to the Proposal and whether the directors must make the Policy Rule determination. Morris, Nichols has provided the Company a letter dated February 9, 2006 (the "Supplemental Opinion") responding to the arguments made by G&E. The Supplemental Opinion is attached hereto as Exhibit A.

The Supplemental Opinion points out that G&E does not present a single case that questions the application of the well-settled Policy Rule to proxy expense reimbursement. Moreover, G&E does not dispute that the Proposal would require the Company to pay solicitation expenses that do not satisfy the Policy Rule. Instead, G&E attempts to obfuscate Delaware law by making a number of assertions that are either factually incorrect or are not supported by governing precedent. As Morris, Nichols notes in its Supplemental Opinion,

- G&E does not cite to a single case that has overruled, or even questioned, the application of the Policy Rule to proxy expense reimbursement;
- G&E has made a factual error by asserting that the business judgment rule has "subsumed" the Policy Rule, when, in fact, the business judgment rule and the Policy Rule have both been settled precepts of Delaware law for more than seventy years; and
- G&E has misread the case law by overlooking the holding of a decision indicating that the Policy Rule must be satisfied in order for a corporation to reimburse a stockholder for his or her proxy solicitation expenses.

G&E's attempt to obscure the Delaware law that requires directors to make the Policy Rule determination and to decide whether to pay solicitation expenses is also analytically flawed and should not be relied upon by the Staff. As the Supplemental Opinion explains, G&E supports its arguments by engaging in a lengthy discussion of two decisions, Hollinger

International, Inc. v. Black, 844 A.2d 1022 (Del. Ch. 2004), and Unisuper Ltd. v. News Corp., 2005 WL 3529317 (Del. Ch. Dec. 20, 2005)), as supplemented by, Unisuper Ltd. v. News Corp., 2006 WL 207505 (Del. Ch. Jan. 20, 2006), interlocutory appeal refused, News Corp. v. Unisuper Ltd., No.635 (Del. Jan. 27, 2006), that do not address the issue of who must determine whether a proxy contest informs stockholders on issues of corporate policy.

G&E's letter is an advocacy piece that provides, at best, a list of arguments that G&E would present to convince a court to overrule the cases applying the Policy Rule and to depart from settled law requiring the directors to determine how company funds should be spent. The Staff should disregard G&E's submission because it does not accurately reflect current Delaware law indicating that the Proposal would, if adopted, be invalid.

THE COMPANY MAY LACK THE POWER TO IMPLEMENT THE PROPOSAL.

In its Request Letter, the Company noted that the Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(6) because the Company may "lack the power or authority to implement" the Proposal. The Company pointed out that paying expenses for a proxy solicitation that conferred no benefit on the Company could constitute corporate waste, and the Board could not waste corporate assets on solicitation expenses without exposing directors to liability unless the expenditure is approved by a unanimous stockholder vote– which is, as a practical matter, impossible given the number of Company stockholders. See Request Letter, Supporting Statement at pp.6-7.

The Proponent seeks to avoid the argument by claiming that directors would not be liable for damages by committing corporate waste. Proponent Letter at p.4. This argument is incorrect. Although, as the Proponent points out, Delaware law permits a corporation to include in its charter a provision eliminating director liability for certain actions, a corporation cannot eliminate director liability that arises from, among other things, actions that are not taken in good faith.[1] As the Delaware Court of Chancery has noted, directors violate their duty to act in good faith by taking actions that evidence a "conscious[ ] and intentional[ ]" disregard of their responsibilities. In re The Walt Disney Co. Deriv. Litig., 825 A.2d 275, 289 (Del. Ch. 2003). The directors might evidence such a "conscious" and "intentional" disregard of their duties to act in the best interest of the Company, and therefore directors could be liable absent unanimous stockholder approval, by wasting corporate assets on the reimbursement of proxy solicitation expenses that provide no benefit to the Company.

The Company would again like to refer the Staff to its letter providing No-Action advice to Emerging Markets Infrastructure Fund, Inc., where the Staff determined, in effect, that a stockholder could not include in company proxy materials a proposal that, like the Proposal, would have required the company to pay a stockholder's solicitation expenses. Emerging Markets Infrastructure Fund, Inc., (publicly available Mar. 23, 1999). Relying on

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[1] See 8 Del. C. § 102(b)(7) (specifying that a certificate of incorporation may contain "A provision eliminating or limiting the personal liability of a director . . . provided that such provision shall not eliminate or limit the liability of a director . . . for acts or omissions not in good faith . . . .").

an opinion of Maryland counsel, which discussed the same Policy Rule that applies to Delaware corporations, the Staff determined that the proponent would need to rephrase its proposal as "a recommendation or request that the [company] . . . consider bearing the reasonable proxy solicitation expenses" of stockholder nominees–suggesting that, absent this change, the proposal would have been excluded pursuant to Rule 14a-8(i)(1), Rule 14a-8(i)(2) and Rule 14a-8(i)(6).[2] The Company has amply demonstrated that the Staff should similarly reject the mandatory reimbursement scheme envisioned by the Proposal, which would preclude the Board from exercising discretion to "consider" whether proxy solicitation expenses should be reimbursed in order to avoid wasting corporate assets and to satisfy the Policy Rule imposed by Delaware law.

THE PROPOSAL RELATES TO AN ELECTION OF DIRECTORS.

Rather than directly confront the Company's arguments with respect to the Proposal, the Proponent spends most of its discussion of Rule 14a-8(i)(8) voicing its dissatisfaction with the Staff's decision to exclude stockholder access proposals, and even goes so far as to argue that the Staff's enforcement of Rule 14a-8(i)(8) has "no logical boundary" because proposals to declassify a board of directors or to adopt cumulative voting could be viewed as establishing a "procedure that relates to an election of directors." Proponent Letter at p.3. But, there is a readily apparent distinction between proposals regarding classified boards and cumulative voting and the type of forced subsidy required by the Proposal. Proposals seeking declassification of a board relate to the terms to which directors are elected. In addition, cumulative voting relates only to the method by which votes may be cast. These proposals are distinguishable from the Proposal, which would directly encourage parties to engage in proxy contests.[3] The Proponent does not dispute that the Proposal is designed to increase the frequency of proxy contests in much the same way such contests would be encouraged by the adoption of a stockholder access proposal.

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2 The Proponent neither mentions this No-Action letter nor presents any subsequent letter where the Staff has revisited its determination on this issue.

3 The Proponent also attempts to save the Proposal from exclusion pursuant to Rule 14a-8(i)(8) by arguing that the real basis for excluding stockholder access proposals is the "perceived conflict between proxy access and the operation of the Commission's proxy rules," Proponent Letter at p.4, and therefore the Proposal should not be excluded because it does not raise this "perceived conflict." This distinction is simply not supported by the Staff's No-Action determinations. If the Staff really had determined that stockholder access proposals may be excluded because they conflict with the proxy rules, the Staff would have cited to Rule 14a-8(i)(3), which permits omission of a stockholder proposal if it is "contrary to . . . the Commission's proxy rules," rather than Rule 14a-8(i)(8) in providing No-Action advice with respect to those proposals. Proponent's argument is simply inconsistent with the Staff's No-Action advice.

Even if a "perceived conflict" with the proxy rules were required to omit a proposal pursuant to Rule 14a-8(i)(8), the Proposal cannot be saved from omission on this basis because, as noted below, the Proposal conflicts with Rule 14a-7(e).

For the reasons provided in the Request Letter, as supplemented above, the Company requests the concurrence of the Staff that it will not recommend enforcement action if the Company omits the Proposal from the Proxy Materials.

Enclosed herewith are six copies of this letter. If the Staff believes that it will not be able to take the No-Action position requested above, the Company would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please feel free to contact the undersigned at (212) 793-7396.

Very truly yours,

Shelley J. Dropkin, Esquire
General Counsel, Corporate Governance

cc: Charles Jurgonis
The American Federation of State, County and Municipal Employees

Encls.

Morris, Nichols, Arsht & Tunnell LLP

1201 North Market Street
P.O. Box 1347
Wilmington, Delaware 19899-1347

302 658 9200
302 658 3989 Fax

February 9, 2006

Citigroup Inc.
399 Park Avenue
New York, NY 10043

Re: Stockholder Proposal By The American Federation of State, County and Municipal Employees

Ladies and Gentlemen:

This letter concerns the request of Citigroup Inc., a Delaware corporation (the "Company"), that the Staff of the Division of Corporation Finance (the "Staff") issue No-Action advice with respect to the Company's intention to omit from its proxy materials to be furnished to stockholders in connection with the Company's 2006 Annual Meeting (the "Proxy Materials") a stockholder proposal (the "Proposal") submitted to the Company by the American Federation of State, County and Municipal Employees (the "Proponent"). In its December 22, 2005 letter seeking No-Action advice from the Staff (the "Request Letter"), the Company included a copy of the Opinion dated December 21, 2005 (the "Opinion"), in which we concluded that the Proposal, if adopted, would cause the Company to violate Delaware law and is therefore not a proper subject for action by the Company stockholders.

You have provided us a copy of a letter from the Proponent addressed to the Staff dated January 30, 2006 as well as a letter from Grant & Eisenhofer P.A. ("G&E") addressed to the Proponent dated January 27, 2006 (the "G&E Letter"), which disagrees with the analysis of Delaware law set forth in the Opinion. This letter responds to the G&E Letter.

I. Summary.

As explained in the Request Letter, the Proposal asks the Board of Directors of the Company (the "Board") to adopt a bylaw requiring reimbursement of a stockholder's or group of stockholders' proxy solicitation expenses in a short-slate director election contest if a stockholder nominee receives a minimum number of votes in favor of election. In the Opinion, we concluded that the Proposal would violate Delaware law, and therefore is not a proper subject for stockholder action, because: (1) the reimbursement scheme envisioned by the Proposal is inconsistent with a well-developed line of Delaware precedent requiring that proxy solicitation expenses be paid only if the proxy contest involves issues of company policy; and (2) the Proposal would cause the Board to abdicate its responsibility to determine that the proxy contest implicates issues of company policy and that reimbursement is in the best interest of the Company and all its stockholders.

G&E challenges both of these conclusions by essentially advocating a change in the current law. Although the G&E Letter is no doubt intended to serve as a "dueling opinion" to convince the Staff that the Company has not met its burden to omit the Proposal from the Proxy Materials, we believe that G&E's arguments support many of our conclusions. In fact, G&E's analysis departs from our conclusions only when G&E strays from the actual case law by stretching *dicta* from other cases, which have nothing to do with proxy solicitation expenses, to create uncertainty in this area of the law. The following analysis will highlight those points of agreement between us and G&E, and will direct the Company and the Staff to the places where G&E strayed from well-settled principles of Delaware law to attempt to avoid the inescapable conclusion that the Proposal would be invalid if implemented.

II. The Proposal, If Adopted, Would Violate Settled Delaware Law That Requires Proxy Solicitation Expenses Be Reimbursed Only When The Proxy Solicitation Informs Stockholders On Issues Of Corporate Policy.

The Opinion cited eight decisions, spanning seven decades, that address the issue of when a corporation can pay proxy solicitation expenses. G&E does not cite to any other decisions that address, let alone question, the governing standard that has been applied in each of those cases, i.e., funds that belong to a Delaware corporation can be used to pay proxy expenses only when "stockholders are called on to decide controversies over substantial questions of policy as distinguished from inconsequential matters and personnel of management" (the "Policy Rule"). *Hand v. Missouri-Kansas Pipe Line Co.*, 54 F.Supp. 649, 650 (D. Del. 1944) (summarizing *Hall v. Trans-Lux Daylight Picture Screen Corp.*, 171 A. 226 (Del. Ch. 1934)).[1]

Moreover, G&E has apparently ceded that the Proposal is inconsistent with the applicable Policy Rule because G&E presents no arguments to the contrary.[2] Indeed, it is clear that the Proposal cannot satisfy the Policy Rule because the Proposal makes no provision for an inquiry into whether a proxy contest informs stockholders on policy issues, but instead conditions reimbursement solely on election results.

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1 *See, e.g., Trans-Lux, supra*; *Hand v. Missouri-Kansas Pipe Line Co., supra*; *Empire So. Gas Co. v. Gray*, 46 A.2d 741, 744-45 (Del. Ch. 1946); *Steinberg v. Adams*, 90 F.Supp. 604, 607-608 (S.D.N.Y. 1950); *Campbell v. Loew's, Inc.*, 134 A.2d 852, 864 (Del. Ch. 1957); *Essential Enterprises Corp. v. Dorsey Corp.*, 1960 WL 56156 (Del. Ch. Dec. 15, 1960) at *2; *Levin v. Metro-Goldwyn-Mayer, Inc.*, 264 F.Supp. 797, 802 (S.D.N.Y. 1967); *Hibbert v. Hollywood Park, Inc.*, 457 A.2d 339, 344 (Del. 1983).

2 With respect to the application of the Policy Rule, G&E states that we "do not attempt to elucidate upon what a 'policy' is" for purposes of the Policy Rule. G&E Letter at p.6 n.9. However, we cite to several examples of contests that courts have determined involved issues of corporate policy on page 6 of the Opinion.

Instead, G&E advocates ignoring Delaware law because it thinks the governing precedent is too old. G&E seeks to persuade the Staff that the Proposal need not satisfy the Policy Rule because the governing case law is, in its view, "antiquated" and "somewhat outmoded." G&E Letter at p.3 & p.6. However, the Supreme Court of Delaware did not view the Policy Rule as "outmoded" when it applied that standard in 1983, *see Hibbert*, 457 A.2d at 344-45, and G&E cites no authority that has signaled a change in the law. Delaware courts adhere to the doctrine of *stare decisis*, which means the courts, Delaware corporations, and even Delaware legal practitioners, must abide by governing precedent. *See Oscar George, Inc. v. Potts*, 115 A.2d 479, 481 (Del. 1955) ("The rule of stare decisis means that when a point has been once settled by decision it forms a precedent which is not afterwards to be departed from or lightly overruled or set aside . . . ."). Because no decision has overruled, or even questioned, the applicability of the Policy Rule, the Proposal, if adopted, would be invalid because it contradicts settled Delaware law.

Attempting to support its position, G&E erroneously states that the Policy Rule has been "subsumed and is now encompassed" by the business judgment rule. G&E Letter at p.7. This statement is incorrect. The business judgment rule *predates* the adoption of the Policy Rule.[3] Accordingly, both the business judgment rule and the Policy Rule have been applied by

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3 The Policy Rule was first announced by the Delaware Court of Chancery in 1934. *See Trans-Lux, supra.* The following cases, decided in 1927 and 1924, respectively, recite the business judgment rule: *Bodell v. General Gas & Elect. Corp.*, 140 A. 264, 267 (Del. 1927) ("If in the particular case there is nothing to show that the directors did not exercise their discretion for what they believed to be the best interest of the corporation, certainly an honest mistake of business judgment should not be reviewable by the Court.");
(continued. . .)

Delaware courts for over seventy years. And, as noted above, because the Supreme Court of Delaware applied the Policy Rule as recently as 1983, it is clear that the Delaware courts do not view that standard as somehow superseded by the business judgment rule. *Hibbert*, 457 A.2d at 344-45.

Analytically, the G&E Letter is also incorrect when it asserts that the Policy Rule is unnecessary given the Delaware courts' use of the business judgment rule. The business judgment rule represents a broad policy determination by the Delaware courts that judges will not second-guess the business decisions of the board, because the directors are the "ultimate manager[s] of the corporation."[4] In contrast, the Policy Rule has a specific application that precludes corporate funds from being expended in proxy contests unless those funds advance a judicially articulated purpose: although "couched in terms of election to the board" the contest must involve "substantive differences about corporation policy."[5] *Hibbert*, 457 A.2d at 345.

(. . .continued)

Robinson v. Pittsburgh Oil Ref. Corp., 126 A. 46, 48 (Del. Ch. 1924) ("[T]he directors of the defendant corporation are clothed with that presumption which the law accords to them of being actuated in their conduct by a bona fide regard for the interests of the corporation whose affairs the stockholders have committed to their charge.").

Needless to say, the Policy Rule does not "predate [the] Delaware courts' articulation of the business judgment rule." G&E Letter at p.3.

4 *See, e.g., In re The Walt Disney Co. Deriv. Litig.*, 2005 WL 2056651 (Del. Ch. Aug. 9, 2005) at *31 ("The business judgment rule serves to protect and promote the role of the board as the ultimate manager of the corporation. Because courts are ill equipped to engage in *post hoc* substantive review of business decisions, the business judgment rule 'operates to preclude a court from imposing itself unreasonably on the business and affairs of a corporation.'") (citations and internal quotations omitted).

5 If anything, the business judgment rule complements the Policy Rule. The deference accorded directors under the business judgment rule does not apply when the decision at issue does not further a "rational business purpose." *See Disney,* 2005 WL 2056651, at

(continued. . .)

Finally, G&E asserts that the prevailing Delaware law requires a corporate policy only for the reimbursement of management expenses but does not apply to reimbursement of stockholder expenses. G&E Letter at p.6. This conclusion flatly contradicts the case law and other authority. In *Steinberg v. Adams*, a decision applying Delaware law to the reimbursement of a stockholder's solicitation expenses, the Court reasoned that stockholders could be reimbursed for proxy solicitation expenses, but justified its holding by noting that reimbursement would be appropriate when the stockholder's solicitation efforts "rid[] a corporation of a *policy* frowned upon by a majority of the stockholders." 90 F.Supp. at 607-608 (emphasis added). The Court also held that ultimate payment of these expenses depended upon proof that the election contest involved matters of company policy. The Court's holding speaks for itself: "*Assuming the contest in the instant case to have been concerned with 'policy,'* I would hold that plaintiffs are not entitled to [summary] judgment [on their claim that the company should not have reimbursed the insurgent stockholders' expenses] . . . unless these [expenses] were unreasonable." *Id.* at 608 (emphasis added); *see also* R. Thomas & C. Dixon, ARANOW & EINHORN ON PROXY CONTESTS FOR CORPORATE CONTROL, § 21.04 at 21-27 (3d ed. 1999) (stating, in a discussion of "Reimbursement of Successful and Partially Successful Insurgents," that "We reiterate that this right of reimbursement [for successful insurgents] is only available

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(. . .continued)

*31 (noting that, under the business judgment rule, a decision will be upheld "unless it cannot be attributed to any rational business purpose") (internal quotations omitted). By permitting payment for stockholder solicitations that confer no benefit on the Company, the Proposal neither satisfies the requirements of the Policy Rule nor can it be upheld as attributable to a "rational business purpose" under the business judgment rule.

when expenses are incurred in connection with a contest over policy rather than one involving personal control.").

G&E suggests a dichotomy, not present in the cases, between reimbursing incumbent expenses and stockholder expenses because it believes the Policy Rule reflects a "recognition . . . of the potential for abuse by incumbent management in expending the corporation's funds to solicit proxies." G&E Letter at p.7. But, the cases that address reimbursement explain the rationale for the Policy Rule: it was enacted to ensure that corporate funds be spent in election contests only if the solicitation benefits all stockholders by promoting "an intelligent exercise of judgment on the part of the stockholders upon policies to be pursued." *Hand*, 54 F.Supp. at 650; *Steinberg*, 90 F.Supp. at 608 (analogizing reimbursement of stockholder expenses in that case to derivative actions brought for the "benefit of the corporation").[6] Under this stated rationale for the Policy Rule, a corporation cannot waste corporate funds on a solicitation that does not inform all stockholders on issues of public policy any more than the directors can waste funds to pursue personal endeavors.[7] Of course, a

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6 As we noted in the Opinion, because stockholders owe no duty to inform their fellow stockholders on issues of company policy, commentators doubted whether the company could reimburse a stockholder's proxy solicitation expenses at all. Opinion at pp.6-8. Indeed, the preeminent commentary on proxy contests notes that a stockholder's proxy solicitation expenses can be paid only if both the board and the stockholders approve the reimbursement. Thomas & Dixon, *supra*, § 21.04 at 21-24. As noted in the text above, this commentary also states that, in addition to board and stockholder approval, a stockholder's expenses may be reimbursed only if the contest involves matters of corporate policy. *Id.* at 21-27.

7 The proxy rules impose a similar prohibition against wasting corporate assets in order for a stockholder to pursue a personal endeavor. Specifically, Rule 14a-8(i)(4) permits

(continued. . .)

stockholder is under no obligation to act only for the benefit of all company stockholders, because, with few exceptions, stockholders do not owe fiduciary duties to other stockholders.[8] Under the Proposal, a stockholder could engage the Company in a proxy contest for any number of reasons unrelated to corporate policy, and the Company would be required to pay the stockholder's expenses even though only a minority of stockholders supported his or her nominees.

* * *

Although we believe there are two separate bases for concluding that the Proposal violates Delaware law, and we discuss the second basis in the next section of this letter, we note that neither the Company nor the Staff need concern themselves with that second basis because the Proposal plainly fails to satisfy the Policy Rule, and G&E presents no tenable basis for concluding otherwise.

III. The Proposal, If Adopted, Would Cause The Board To Impermissibly Abdicate Its Fiduciary Duties To Determine Whether Proxy Solicitation Expenses Should Be Reimbursed.

In the Opinion, we also noted that the Board cannot adopt the Proposal because it owes the Company a duty to determine that a proxy contest involves issues of corporate policy

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(. . .continued)
omission of a stockholder proposal that is designed "to further a personal interest, which is not shared by the other shareholders at large." 17 C.F.R. § 240.14a-8(i)(4).

8 *See, e.g., Bershad v. Curtiss-Wright Corp.*, 535 A.2d 840, 845 (Del. 1987) (noting stockholders may exercise voting rights to advance personal interests, and "It is not objectionable that [stockholders'] . . . motives may be for personal profit, or determined by whim or caprice, so long as they violate no duty owed other shareholders.")(citations omitted).

and therefore must determine that, by virtue of advancing that policy, *all* stockholders have benefited from a stockholder's solicitation efforts. This is because Section 141(a) of the Delaware General Corporation Law (the "DGCL") vests directors with the authority to manage the business and affairs of a Delaware corporation, unless that authority is delegated to other persons by a provision in the DGCL or through a corporation's certificate of incorporation. 8 *Del. C.* § 141(a) ("The business and affairs of every corporation . . . shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation."). The Delaware Court of Chancery has also clearly stated that directors are charged with determining how company assets will be used.[9] And, of course, it is important that directors make the policy determination because only they can be held accountable to stockholders for making a decision to reimburse solicitation expenses. *See Heineman v. Datapoint Corp.*, 611 A.2d 950, 953 (Del. 1992) (noting that stockholder insurgents who, after being elected to the board, voted to require the company to pay their proxy solicitation expenses would bear the burden of proving that reimbursement was entirely fair to the corporation absent facts justifying that payment).

G&E asserts that the Proposal would not cause the Board to violate its fiduciary duties, presenting a lengthy discourse on two decisions from the Delaware Court of Chancery, *Unisuper Ltd. v. News Corp.*, 2005 WL 3529317 (Del. Ch. Dec. 20, 2005), *as supplemented by,*

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9 *See UIS, Inc. v. Walbro Corp.*, 1987 WL 18108 (Del. Ch. Oct. 6, 1987) at *2 (refusing to grant a temporary restraining order that would have prevented a corporation from spending corporate funds because the directors "are charged with deciding what is and what is not a prudent or attractive investment opportunity" for the corporation).

Unisuper Ltd. v. News Corp., 2006 WL 207505 (Del. Ch. Jan. 20, 2006), *interlocutory appeal refused*, *News Corp. v. Unisuper Ltd.*, No.635 (Del. Jan. 27, 2006), and *Hollinger International, Inc. v. Black*, 844 A.2d 1022 (Del. Ch. 2004), to support this argument. *See* G&E Letter at pp.8-12. A careful reading of those cases, rather than a selective use of quotations, demonstrates that those decisions simply do not shed any light on the question whether a bylaw may provide for automatic reimbursement of proxy solicitation expenses.

G&E cites *Hollinger International, Inc. v. Black* for the unremarkable proposition that bylaws can "regulate the *process* by which the board acts," i.e., the bylaws may impose procedural limitations on board decision-making. 844 A.2d at 1079 (emphasis added). We view this proposition as unremarkable because the DGCL expressly permits bylaw provisions that regulate board "process." In fact, most of the bylaws at issue in *Hollinger* pertained to subjects that the DGCL expressly provides may be addressed in the bylaws.[10] The Proposal, in contrast,

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10 The bylaws addressed in *Hollinger* would have imposed a greater than majority quorum requirement for board meetings, *compare* 8 *Del. C.* § 141(b) ("A majority of the total number of directors shall constitute a quorum for the transaction of business unless the certificate of incorporation or the bylaws require a greater number"); a greater than majority vote in order for the board to take action, *compare id.* ("The vote of the majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors unless the certificate of incorporation or the bylaws shall require a vote of a greater number."); a provision that only stockholders may fill director vacancies, *compare* 8 *Del. C.* § 223 (vacancies may be filled by directors "unless otherwise provided in the . . . bylaws"); a requirement that board committees report to the full board on certain issues and a mandate that certain committees be dissolved, *compare* 8 *Del. C.* § 141(c)(2) (providing that, with certain exceptions, committees "shall have and may exercise all the powers and authority of the board" but only "to the extent provided" in a board resolution or the bylaws). The only other bylaw provision at issue in *Hollinger* required advance notice of board meetings, which is indirectly addressed by the DGCL, *see* 8 *Del. C.* § 229 (permitting a director to waive notice of a board meeting, and thereby

(continued. . .)

provides a mandate for the actual expenditure of corporate funds. Nothing could be further from the type of process bylaws addressed in *Hollinger*.[11]

In essence, the Court in *Hollinger* simply held that bylaws may regulate procedures that the DGCL already provides may be regulated in the bylaws. The DGCL does not contain any express provision addressing the reimbursement of proxy solicitation expenses, and the only Delaware law on the subject is the authority cited in the Opinion, which makes clear that directors should determine that a proxy contest involves issues of policy before paying solicitation expenses. In fact, the Court's invalidation of stockholder-adopted bylaws in *Hollinger* serves as a reminder that a bylaw will not be deemed *per se* valid simply because it is adopted at the behest of a stockholder. *See* note 11, *supra*.

G&E also relies on the Court of Chancery's decision in *Unisuper Ltd. v. News Corp.*, which, according to G&E, "holds ***unequivocally*** that stockholders ***may*** restrict the managerial authority of [the] board and assert direct control over the business and affairs of the corporation ***without*** violating the DGCL." G&E Letter at p.8. The Court of Chancery did not hold that stockholders may usurp managerial authority from the board. In fact, that decision

(. . .continued)
recognizing that advance notice of such meetings may be required) and clearly falls within the regulation of board "process" as opposed to limitations on the board's substantive power to make decisions.

11 We also note that, although the Court concluded that the bylaws in *Hollinger* were legally valid in the abstract, the bylaws adopted by the stockholder in that case were invalidated because the Court found that the stockholder who adopted them breached certain promises and duties to the company. *Id.* at 1082 (holding that the stockholder treated the company inequitably under the circumstances by preventing the board "from taking effective action at the board level that is within the authority granted to the board by § 141 and other provisions of the DGCL").

stands only for the proposition that, if a board promises to submit a matter to a stockholder vote, (in that case, whether the board should maintain a rights plan), the directors may honor that promise to stockholders without breaching their fiduciary duties. *Unisuper Ltd. v. News Corp.*, 2005 WL 3529317 (Del. Ch. Dec. 20, 2005).

Even though the Court's holding sheds no light on the validity of the Proposal, G&E cites to *dicta* from the Court's decision to suggest that stockholders may freely limit director power because the Court in *Unisuper* described directors as "agents" who owe duties to the stockholders, who, according to the Court, are analogous to the "principals" of the corporation. G&E Letter at p.10. But the G&E Letter did not cite the subsequent history of the case, which includes a later opinion by the same trial judge that places this "agent/principal" *dicta* in proper context. *Unisuper Ltd. v. News Corp.*, 2006 WL 207505 (Del. Ch. Jan. 20, 2006) (attached hereto as Appendix 1). In that second decision, the Court stated that its earlier opinion was based on the assumption that the board would fulfill its alleged promise by submitting to the stockholders an amendment to the certificate of incorporation limiting the board's authority to adopt a rights plan. *Id.* at *1 (noting that "The Court's implicit assumption . . . was that the vote would be structured as a shareholder vote on a proposed amendment to the Company's certificate of incorporation.") & *3 (stating, "Here . . . the Company promised that a majority of shareholders would be given the opportunity . . . to exercise their shareholder franchise, presumably through the vehicle of an amendment to the Company's charter" and later referring to the promised board action as "amending the Company's charter to preclude adoption of a poison pill"). This critical clarification reconciles the holding in *Unisuper* with the requirement, recognized by Section 141(a) of the DGCL and the Supreme Court of Delaware, that the

directors' managerial authority can be vested in persons who are not directors only through an amendment to the certificate of incorporation.[12] *See* 8 *Del. C.* § 141(a); *Quickturn Design Sys. Inc. v. Shapiro*, 721 A.2d 1281, 1291 (Del. 1998) ("Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation."); *Lehrman v. Cohen*, 222 A.2d 800, 808 (Del. 1966) (finding that the alleged delegation of certain powers and duties to one director pursuant to a Section 141(a) charter amendment was valid, and distinguishing cases finding improper delegation on the basis that such cases did not involve a charter provision).[13]

We view G&E's reliance on *Unisuper* and *Hollinger* as misplaced. The best evidence of how a court would evaluate the Proposal are the cases that actually address the

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12 Of course, even if the Proposal were cast as a proposal to amend the Company's Certificate of Incorporation it would still be invalid under Delaware law. Like a company's bylaws, a company's charter cannot contain any provision "contrary" to law. *See* 8 *Del. C.* § 102(b)(1). Accordingly, the charter cannot include a provision that does not satisfy the Policy Rule. Moreover, Section 141(a) of the DGCL does not actually permit limitations on director authority, such as the power to determine whether a proxy contest advances corporate policy. Rather, Section 141(a) permits only the delegation of director authority to other persons. 8 *Del. C.* § 141(a). ("[T]he powers and duties conferred or imposed upon the board . . . shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation."). Accordingly, although a corporate charter could vest the power to make an expenditure of corporate funds in persons other than directors, it could not provide for the automatic reimbursement of such funds.

13 We also note that, although G&E relies heavily on the Court of Chancery's analogy of the director-stockholder relationship to that of an agent and its principal, that comparison is *only* an analogy. As Section 14C of the Restatement (Second) of Agency notes, "Neither the board of directors nor an individual director of a business is, as such, an agent of the corporation or its members." (1958)(cited in *Arnold v. Soc'y for Savs. Bancorp, Inc.*, 678 A.2d 533, 539-40 (Del. 1996)); *see also Restatement (Second) of Agency* § 14C cmt. a (1958) ("A board of directors differs from an agent in that it is not subject to another's control except with regard to the appointment and removal of its members.").

reimbursement of proxy expenses. These cases require that reimbursement be provided only when the contest involves an issue of company policy. The authority is equally clear that directors must make this determination before corporate funds are spent on proxy solicitation expenses.

III. Conclusion.

The picture of Delaware law portrayed in the G&E Letter is as stark as it is discomforting: under G&E's analysis, a corporation may agree to disburse funds whether or not the expenditure would benefit the corporation. Recognizing this as the logical result of its analysis, G&E states that the Opinion failed to make the contrary case: "Nowhere does the Morris Nichols Opinion contend that Delaware law requires that a corporate benefit be conferred as a prerequisite to reimbursement of proxy solicitation costs." G&E Letter at p.8 n.14. But the reality is that Delaware law does require that a corporate expenditure be related to a corporate benefit: that is the essence of the business judgment rule's rational business purpose test as well as the purpose behind the Policy Rule.

The G&E Letter provides, at best, a list of arguments that could be presented to convince a court not to apply the Policy Rule and to depart from settled precedent holding that, pursuant to Section 141(a) of the DGCL, directors are fiduciaries who have the power and authority to manage the corporate treasury. The Staff bases its decisions with respect to Rule 14a-8(i)(1) and Rule 14a-8(i)(2) on the present state of the law, not what it *could* be or even what a stockholder thinks it *should* be. The arguments made in the G&E Letter should not in any way cause the Staff to disregard the Opinion.

* * *

Accordingly, for the reasons stated in the Opinion and in this letter, we continue to believe the Proposal, if adopted, would cause the Company to violate Delaware law and, therefore, is not a proper subject for action by stockholders.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

H
Only the Westlaw citation is currently available.
UNPUBLISHED OPINION. CHECK COURT RULES BEFORE CITING.

Court of Chancery of Delaware.

UNISUPER LTD., Public Sector Superannuation Scheme Board, Commonwealth Superannuation Scheme Board, United Super PTY Ltd., Motor Trades Association of Australia Superannuation Fund PTY Ltd., H.E.S.T. Australia Ltd., Care Super PTY Ltd., Universities Superannuation Scheme Ltd., Britel Fund Nominees Limited, Hermes Assured Limited, Stichting Pensioenfonds ABP, Connecticut Retirement Plans and Trust Funds, and the Clinton Township Police and Fire Retirement System, Plaintiffs,

v.

NEWS CORPORATION, a Delaware corporation, K. Rupert Murdoch AC, Peter L. Barnes, Chase Carey, Peter Chernin, Kenneth E. Cowley AO, David F. Devoe, Viet Dinh, Roderick Eddington, Andrew S.B. Knight, Lachlan K. Murdoch, Thomas J. Perkins, Stanley S. Shuman, Arthur M. Siskind, and John L. Thornton, Defendants.

No. Civ.A. 1699-N.

Submitted Jan. 9, 2006.
Decided Jan. 19, 2006.
Revised Jan. 20, 2006.

Stuart M. Grant, Megan D. McIntyre and Cynthia A. Calder, of Grant & Eisenhofer P.A., Wilmington, Delaware, for Plaintiffs.
Edward P. Welch, Robert S. Saunders, Edward B. Micheletti and T. Victor Clark, of Skadden, Arps, Slate, Meagher & Flom LLP, Wilmington, Delaware, for Defendants.

OPINION AND ORDER GRANTING LEAVE TO APPEAL FROM INTERLOCUTORY ORDER

CHANDLER, J.
*1 Defendants seek certification of an interlocutory appeal of a portion of this Court's December 20, 2005 Memorandum Opinion and Order ("the Opinion"). FN1 The Opinion dismissed three of the five counts of plaintiffs' complaint. FN2 Nonetheless, the Opinion did not dismiss two counts of plaintiffs' complaint: one based on an alleged breach of contract and another based on promissory estoppel. Defendants now seek certification of an interlocutory appeal of that portion of the Opinion that rejected defendants' contention that the purported contract at issue, assuming it existed, would be unenforceable as a matter of law. For the reasons set forth below, I have concluded that the requirements for certification of an interlocutory appeal are met in this case.

FN1. *UniSuper Ltd., et al. v. News Corp., et al.,* Del. Ch., C.A. No. 1699-N (Dec. 20, 2005).

FN2. The three dismissed counts alleged fraud, negligent misrepresentation and breach of fiduciary duty.

I.

Plaintiffs' case is based upon allegations of a contract between the parties by which it was agreed there would be a shareholder vote on any extension of News Corporation's ("News Corp." or "the Company") stockholder rights plan ("poison pill"). As the Opinion tried to make clear, the Court viewed plaintiffs' allegations of a purported contract with great skepticism because of plaintiffs' inability to plead with any detail contextual facts, *i.e.,* facts other than the bare assertion that a contract existed. Most importantly, plaintiffs did not allege with any specificity *how* the allegedly promised shareholder vote on the poison pill was to be structured. The Court's implicit assumption (at least at this early stage of the proceedings) was that the vote would be structured as a shareholder vote on a proposed amendment to the Company's certificate of incorporation. Because plaintiffs did not include any details in their complaint regarding the structure of the shareholder vote or the nature of the requested relief, this Court did not attempt to examine the issue of how relief should be fashioned or even whether it ultimately would be appropriate for the Court to grant relief at all.

Nonetheless, for purposes of this appeal, *defendants have conceded that there was a contract.* In fact, it is beyond dispute that there was a "package" of contracts and promises made between plaintiffs and the Company in the months leading up to News

Corp.'s re-incorporation as a Delaware corporation. It also is uncontroverted, at this stage, that without these "agreements" the re-incorporation would not have occurred. More particularly, after extensive negotiations, the parties agreed that if the Company would implement certain corporate governance reforms, plaintiffs would vote in favor of the proposed re-incorporation. FN3 Specifically, plaintiffs' agreed to vote in favor of News Corp.'s proposed re-incorporation as a Delaware corporation if: a) three amendments were included in the Company's proposed certificate of incorporation; b) Rupert Murdoch entered into certain voting agreements; and c) the Company's board adopted a policy calling for a stockholder vote on continuation of the Company's poison pill. Defendants strenuously insist that the last of these agreements-the promise to adopt a policy calling for a stockholder vote on continuation of the Company's poison pill-should be unenforceable as a matter of law. Defendants are strangely silent on the other agreements that admittedly were part of the "package" deal to secure plaintiffs' favorable re-incorporation vote. This silence is just one of the many troubling implications of defendants' arguments, for it implies that all five of the agreements between plaintiffs and defendants were arguably invalid from their inception. In other words, were the same or similar facts to arise again, Delaware law (as defendants would have it) would *decrease* the likelihood that a foreign company would gain shareholder approval to re-incorporate in Delaware. Why? For the simple reason that shareholders in the foreign company would have no confidence that promises or representations regarding the foreign company's corporate governance made to induce their favorable vote would be enforceable under Delaware law.

FN3. The key parties who actually negotiated these agreements with News Corp. were two proxy advisory firms located in Australia. These firms monitor corporate governance and negotiate agreements calling for corporate governance reforms. These agreements are an important tool for corporate governance firms and other shareholder activists.

*2 News Corp. thus finds itself in a stew of its own making. News Corp. easily could have included language in the Press Release or Letter to Shareholders (publicizing the Company's agreement to adopt a board policy regarding poison pills) stating that the Company's board *reserved the right to rescind the board policy.* FN4 In like vein, News Corp. could have included a fiduciary out in its agreements with plaintiffs. Instead, defendants now unashamedly argue that-having availed themselves of the power to enter into agreements committing the Company to undertake certain corporate governance measures in order to induce plaintiffs to vote in favor of defendants' proposed re-incorporation-such agreements going forward should be unenforceable, *i.e.,* non-binding as a matter of law.

FN4. One can understand the predicament this posed for News Corp., for including such language would have contradicted the agreed upon representation in the Press Release that "[t]his policy will not permit the [poison pill] to be rolled over for successive one-year terms on substantially the same terms and conditions or to the same effect without shareholder ratification." In effect, including a proviso reserving the right to rescind what the board had promised would have revealed the illusory nature of the promise to begin with, likely costing News Corp. the favorable votes it needed from plaintiffs to achieve the re-incorporation. But at least it would have been an honest admission that the board's "promise" included a significant escape hatch.

Putting aside defendants' rhetorical hyperbole about the Opinion, I note that defendants offer two different arguments for why the purported contract or promise in this case should be unenforceable as a matter of law. One argument is based on section 141 of the DGCL; the second argument is based on an established line of Delaware Supreme Court opinions describing fiduciary duties. The Opinion's rejection of these arguments, in the procedural context of a motion to dismiss, forms the basis for defendants' interlocutory appeal.

II.

Applications for interlocutory review, governed by Supreme Court Rule 42, require the exercise of the court's discretion and "are granted only in exceptional circumstances." FN5 This Court should certify an interlocutory appeal only if the ruling appealed from (i) determines a substantial issue; (ii) establishes a legal right; and (iii) meets one of the criteria in Rule 42(b)(i)-(iv).

FN5. *In re Pure Resources, Inc.,* 2002 WL 31357847, at *1 (Del. Ch. Oct. 9, 2002).

A. The Opinion Determined Two Substantial Legal Issues

1. *Section 141(a)*

This Court rejected defendants' section 141(a) arguments based on a plain language reading of section 141(a). Section 141(a) states: "The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." FN6 In my view, to vest the board with plenary authority and then to insist (as defendants do) that the board may *never* limit its powers through contract would, in my opinion, have the unintended effect of severely limiting the board's power to manage the business and affairs of the corporation. As a matter of routine, boards of directors enter into contracts with third parties that limit the board's management of the business and affairs of the corporation, most notably agreements to merge with or to acquire other companies. Although such contracts are limiting in one sense, they are also enabling in another.

FN6. 8 *Del. C.* § 141(a).

Ultimately, of course, a board's power to bind itself through contract is limited by the board's fiduciary duties (see below), but strictly speaking not by section 141(a) itself. Thus, for example, it is permissible for a board to enter into what are called deal protection measures such as lock-up agreements (these are, after all, a contractual device). FN7 Nevertheless, if such deal protection measures are so strong that they impermissibly limit the board's fiduciary duties, they are unenforceable. FN8 As yet another simple example, boards of directors routinely agree to bind themselves *in futuro* in agreements reached with shareholder-plaintiffs, in order to settle derivative or class action lawsuits. These agreements frequently commit the company to corporate governance "improvements" sought by representatives of the shareholders as remedies for perceived wrongs. Commitments are often made to restructure the composition and operation of important board committees, including the audit, governance and compensation committees. In other instances boards have agreed to adopt policies governing shareholder voting on certain matters, or to adopt certain by-laws. If these and similar "contracts" are unenforceable under section 141(a), this will do violence, in my opinion, to directors' and shareholders' settled expectations.

FN7. *In re IXC Commc'ns, Inc. v. Cincinnati Bell, Inc.,* 1999 WL 1009174 (Del. Ch. Oct. 27, 1999) ("Termination fees are permissible under Delaware law.") (citing *QVC Network, Inc. v. Paramount Commc'ns, Inc.,* 635 A.2d 1245 (Del. Ch. Dec. 7, 1993)).

FN8. *See* *Omnicare, Inc. v. NCS Healthcare, Inc.,* 818 A.2d 914, 932 (Del.2003) (applying enhanced judicial scrutiny to deal protection measures in a merger agreement). *See also* *In re Toys "R" Us, Inc. S'holder Litig.,* 877 A.2d 975, 1016 (Del. Ch. June 25, 2005) (applying a reasonableness standard to deal protection measures).

***3** The fact (if it is a fact) that the News Corp. board agreed to cede part of its authority over a discrete question (extension of the Company's poison pill) to the Company's owners (the shareholders at large) is an additional reason why the contract ought (at least in theory) to be enforceable. It would threaten widely held investor expectations if a Delaware court were to decide that shareholders are outsiders, merely residual claimants, and not in some sense the "owners" of the corporation with authority to exert themselves collectively via "voice" and not only via "exit." To the extent the Opinion rejected defendants' arguments based on section 141(a), the Opinion clearly determined a substantial legal issue.

2. *Fiduciary Duties*

The board of directors owes fiduciary duties *to* the shareholders. In the Opinion, this Court referred generally to agency law principles to illustrate why the nature and purpose of fiduciary duties is to serve as a shield for shareholders, not as a sword for directors to use against shareholders as a group. Although the Opinion employed agency law principles to illustrate by analogy the gap filling nature of fiduciary duties, it did so in an effort pointedly to reject defendants' effort to invoke the board's fiduciary duties as a muzzle to silence shareholders. Shareholders rarely speak with one

voice because of so-called "collective action problems." Here, however, the Company promised that a majority of shareholders would be given the opportunity to speak with one voice and to exercise their shareholder franchise, presumably through the vehicle of an amendment to the Company's charter. It seems highly dubious to me (*at least preliminarily and before any factual record has been developed*) that directors can impede the shareholders' franchise and take away the microphone on the grounds that "directors' fiduciary duties compel them to do so."

One can imagine instances where the directors' fiduciary duties may necessitate that a board not permit a shareholder vote to take place. This might be so where the board has reason to believe that a shareholder vote is likely to be improperly coerced. Determining whether shareholders are being subjected to actionable coercion so as to implicate directors' fiduciary duties is a factually intensive inquiry. On its face, a shareholder vote on whether or not to keep in place a poison pill, or a vote on amending the company's charter to prohibit adoption of a poison pill, is not a vote, to my mind, that raises the specter of improper coercion. The board, of course, would have every right, and a duty, to fully inform shareholders of the board's views on the wisdom, or the folly, of taking such action (*i.e.,* amending the Company's charter to preclude adoption of a poison pill). Again, to the extent this Court rejected defendants' arguments that the contract is in conflict with the board of directors' fiduciary duties, the Opinion determined a substantial legal issue.

B. The Opinion Established a Legal Right

***4** In the absence of a legal right, an interlocutory order is unappealable. FN9 The Delaware Supreme Court has held that a legal right is not established if "either side may yet be victorious at the trial level in regard to its view of the interpretation of the contract." FN10 If no legal right is established where a contract remains open to interpretation, then certainly where a contract might not exist (an issue still to be determined at trial), then no legal right has been established.

FN9. *Pepsico v. Pepsi-Cola Bottling Co. of Asbury Park,* 261 A.2d 520, 521 (Del.1969).

FN10. *Certain Underwriters at Lloyd's, London v. Burlington Northern R. Co.,* 1994 WL 658483, at *2 (Del.1994) (holding that choice of law ruling, although determining a substantial issue, did not establish a legal right as required by Rule 42, because court had not yet applied the chosen law to resolve any substantive issue), *quoting Gardinier, Inc. v. Cities Serv. Co.,* 349 A.2d 744, 745 (Del.1975).

Notwithstanding this line of authority on the legal right issue, defendants point to a line of cases permitting interlocutory appeals of rulings on statutes of limitations. FN11 In those contexts, the untimeliness of the claim implicated the legal right to be free of the expense of a trial defense to a claim. Defendants urge that this reasoning should be extended from the context of statutes of limitations and applied to the present case. They contend that the Opinion rejected a legal defense to the purported contract-that any contract limiting a board of directors' discretion to deploy a poison pill is *per se* unenforceable under 8 *Del. C.* § 141(a). Although the Opinion expressed deep skepticism about the existence of a contract, as well as the exact nature of its terms and what would be the appropriate relief if it were found to exist, it did nonetheless reject defendants' "unenforceable as a matter of law" defense. Does rejection of a litigant's argument that a contract is "legally unenforceable" because of a statute (8 *Del. C.* § 141(a)) or because of certain judicial precedents (*e.g., Omnicare*) establish a legal right? Although the question is not free from doubt, I conclude that in this context it does. There are "no disputed issues of fact to muddy the waters; rather, a pure question of law is presented." FN12 It seems to me that appellate review affords the easiest and most appropriate way to resolve the issue efficiently and with the least expense to the parties. In reaching this conclusion, I am frankly weighing the prospect of discovery disputes and pretrial motions, and the burdens of a trial on the docket of a busy trial court. Given that an appeal may promptly resolve the dispute and avoid the time and expense of trial, I am inclined to err on the side of a broad interpretation of the "establish a legal right" requirement. Accordingly, I find that the establishment of a legal right requirement of Supreme Court Rule 42 is arguably satisfied.

FN11. *See Laventhol, Krekstein, Horwath and Horwath v. Tuckman,* 372 A.2d 168, 171 (Del.1976) (legal right at issue when order enlarged an exception to generally followed rule in determining whether to apply a statute of limitations, and ruling

obliged the appealing defendants to go to trial on the complaint); *Price v. Wilmington Trust Co.*, 1996 WL 560177, at *2 (Del. Ch. Sept. 3, 1996) (timeliness of the claim implicated both substantial issue and right not to be put to the expense of trial); *Cochran v. Stifel Financial Corp.*, 2000 WL 376269 (Del. Ch. Apr. 6, 2000) (denial of a motion to dismiss on statute of limitations grounds determines a substantial issue and establishes a legal right); *but see Scharf v.. Edgcomb Corp.,* Del. Ch., C.A. No. 15224, Mem. Op., 1997 Del. Ch. Lexis 169, Steele, V.C. (Dec. 2, 1997), *appeal denied,* Del. Supr ., No. 1, 1998, 705 A.2d 243, 1998 Del. Lexis 9 (Jan. 14, 1998) (unpublished order) (court's ruling that a specific affirmative defense was not available, did not establish a legal right between the parties and, therefore, was not appropriate for interlocutory review).

FN12. *Cochran*, 2000 WL 376269, at *2.

C. An Appeal Would Serve the Interests of Justice

Considerations of justice, within the meaning of Supreme Court Rule 42(b)(v), will be served by appellate review. If defendants' legal arguments are correct, interlocutory appeal has the potential to end this suit, sparing defendants, as well as plaintiffs and this Court, the expense of further litigation. Furthermore, the legal questions defendants seek to have reviewed are issues that the Court of Chancery is dealing with in other matters currently before the Court. Appellate review would, for that reason, serve considerations of justice by answering important questions that could determine the outcome not only in this case, but in those other cases as well.

III.

*5 This Court's December 20, 2005 Opinion does determine a substantial legal issue and establish a legal right. Appellate review of the Opinion could potentially end this lawsuit without further expense of discovery and trial, thus serving considerations of justice. Accordingly, I grant defendants' motion for an order certifying an interlocutory appeal in this matter.

Finally, I also grant defendants' motion for a stay of proceedings in the Court of Chancery during the pendency of the interlocutory appeal. This will avoid the expense of discovery and other pretrial preparations until the appeal has been resolved, and it may avoid the need for such expense altogether. The plaintiffs may ask the Delaware Supreme Court to vacate the stay during the appeal process; and if the appeal is refused, I will promptly enter a case scheduling order.

ORDER GRANTING LEAVE TO APPEAL FROM INTERLOCUTORY ORDER

This 19th day of January, 2006, the defendants having made application pursuant to Rule 42 of the Supreme Court for an order certifying an appeal from the interlocutory order of this Court, dated December 20, 2005; and the Court having found that such order determines substantial issues and establishes legal rights and that a review of the interlocutory order may terminate the litigation and otherwise will serve considerations of justice;

IT IS ORDERED that the Court's order of December 20, 2005 is hereby certified to the Supreme Court of the State of Delaware for disposition in accordance with Rule 42 of that Court.

Del.Ch.,2006.
Unisuper, Ltd. v. News Corp.
Not Reported in A.2d, 2006 WL 207505 (Del.Ch.)

END OF DOCUMENT

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 2, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 22, 2005

The proposal urges the board to amend the bylaws to provide procedures for reimbursement of reasonable expenses incurred by a shareholder or group of shareholders in a contested election of directors in specified circumstances.

We are unable to concur in your view that Citigroup may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that Citigroup may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

We are unable to conclude that Citigroup has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that Citigroup may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to conclude that Citigroup has met its burden of establishing that Citigroup may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. Accordingly, we do not believe that Citigroup may omit the proposal from its proxy material in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Citigroup may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Citigroup may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Attorney-Adviser